As filed with the Securities and Exchange Commission on January 8, 2004

Registration No. 333-108176

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 3

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

DELTA AIR LINES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	58-0218548
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

Hartsfield-Jackson Atlanta International Airport

Atlanta, Georgia 30320

(404) 715-2000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Gregory L. Riggs, Esq.

Senior Vice President-General Counsel

Delta Air Lines, Inc.

P.O. Box 20706

Atlanta, Georgia 30320-6001

(404) 715-2611

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copy to:

Davis Polk & Wardwell

450 Lexington Avenue

New York, NY 10017

(212) 450-4000

Approximate date of commencement of proposed sale to the public:  From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

PROSPECTUS

$350,000,000

8.00% Convertible Senior Notes due 2023 and the

Common Stock Issuable Upon Conversion of the

8.00% Convertible Senior Notes due 2023

We issued $350 million principal amount of the 8.00% Convertible Senior Notes due 2023 in private placements in June 2003. This prospectus will be used by selling securityholders to resell their debt securities and the common stock issuable upon conversion of the debt securities. We will not receive any of the proceeds from the sale of these securities.

Interest on the notes is payable on June 3 and December 3 of each year, beginning on December 3, 2003.

The notes are convertible by holders into shares of our common stock at a conversion price of $28.00 per share (subject to adjustment), which is equivalent to a conversion rate of approximately 35.7143 shares per $1,000 principal amount of notes, under the following circumstances: (1) if the price of our common stock reaches, or the trading price of the notes falls below, specific thresholds, (2) if we call the notes for redemption, or (3) upon the occurrence of certain corporate transactions.

Our common stock is listed on the New York Stock Exchange under the symbol “DAL.” The last reported price of our common stock on January 7, 2004 was $13.03 per share.

The notes will mature on June 3, 2023. We may redeem all or a portion of the notes at any time on or after June 5, 2008 at 100% of the principal amount of the notes, plus any accrued and unpaid interest.

Holders of the notes may require us to purchase all or a portion of their notes in cash at a purchase price equal to 100% of the principal amount of notes, plus accrued and unpaid interest, on June 3, 2008, June 3, 2013 and June 3, 2018 or upon a designated event.

The notes will be our senior unsecured obligations and will rank equal in right of payment to all of our other existing and future senior unsecured indebtedness. The notes will be effectively subordinated to all of our existing and future secured indebtedness to the extent of the assets securing that indebtedness. The notes will be structurally subordinated to all liabilities of our subsidiaries.

Investing in these securities involves certain risks. See “ Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January     , 2004

Unless the context otherwise requires, the terms “Delta,” “we,” “us,” and “our” refer to Delta Air Lines, Inc.

This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration or continuous offering process. Under this shelf process, selling securityholders may from time to time sell the securities described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the securities that the selling securityholders may offer. Each time a selling securityholder sells securities, the selling securityholders are required to provide you with a prospectus and/or a prospectus supplement containing specific information about the selling securityholder and the terms of the securities being offered. A prospectus supplement may include other special considerations applicable to those securities. The prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement, including the exhibits, can be read on the SEC web site or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

You should rely only on the information contained in this document and in the information to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) which represent Delta’s expectations or beliefs concerning future events. When used in this prospectus, and in documents incorporated by reference, the words “expects,” “plans,” “anticipates”, and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this prospectus are based upon information available to us on the date of this prospectus. We undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from historic experience or our expectations. Additional information concerning these and other factors is contained in our SEC filings, including but not limited to Delta’s Forms 10-K, 10-Q and 8-K.

WHERE YOU CAN FIND MORE INFORMATION

Delta files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document filed by Delta at the SEC’s public reference rooms at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Delta’s SEC filings are also available to the public over the internet at http://www.sec.gov.

We incorporate by reference the documents listed below and any filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering (other than current reports furnished on Form 8-K under Items 9 and 12).

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003.

•	Current Reports on Form 8-K filed January 16, 2003, March 10, 2003, March 25, 2003*, April 17, 2003*, April 23, 2003, May 27, 2003, May 29, 2003, June 2, 2003, July 1, 2003, July 17, 2003*, July 25, 2003, August 13, 2003, August 28, 2003, September 5, 2003, October 14, 2003*, November 12, 2003 and November 24, 2003.

*	Reports submitted to the SEC under Item 9, Regulation FD Disclosure and Item 12, Results of Operations and Financial Condition. Pursuant to General Instruction B(2) and (6) of Form 8-K, the reports submitted under Items 9 and 12 are not deemed to be “filed” for the purpose of Section 18 of the Exchange Act, and Delta is not subject to the liabilities of that section. Delta is not incorporating and will not incorporate by reference future filings of these reports into a filing under the Securities Act or the Exchange Act or into this prospectus.

The information incorporated by reference in this prospectus is considered to be a part of this prospectus, and information that we file later with the SEC, prior to the termination of this offering, will automatically update and supersede this information.

Any party to whom this prospectus is delivered may request a copy of these filings (other than any exhibits unless specifically incorporated by reference into this prospectus), at no cost, by writing or telephoning Delta at Delta Air Lines, Inc., Investor Relations, Dept. No. 829, P.O. Box 20706, Atlanta, GA 30320, telephone no. (404) 715-2600.

PROSPECTUS SUMMARY

This summary may not contain all the information that may be important to you. You should read the entire prospectus, including the financial data and related notes included in this prospectus and other information incorporated by reference herein, before making an investment decision.

The Offering

Issuer	Delta Air Lines, Inc., a Delaware corporation.

Securities Offered	$350,000,000 aggregate principal amount of 8.00% Convertible Senior Notes due 2023.

Offering Price	100% of the principal amount of the notes, plus accrued interest, if any, from June 2, 2003.

Maturity	June 3, 2023.

Interest Payment Dates	June 3 and December 3 of each year, commencing on December 3, 2003.

Conversion Rights

The notes are convertible at the option of the holder prior to maturity, into shares of our common stock at a conversion price of $28.00 per share, subject to adjustment, which is equivalent to an initial conversion rate of approximately 35.7143 shares per $1,000 principal amount of notes, under any of the following circumstances:

(i)     during any calendar quarter after the quarter ending June 30, 2003, if the last reported sale price of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price per share of our common stock;

(ii)    during the five-business-day period following any ten consecutive trading days in which the average of the trading prices for the notes was less than 98% of the average closing sale price of our common stock multiplied by the conversion rate;

(iii)  if the notes have been called for redemption by us; or

(iv)   upon the occurrence of specified corporate transactions described under “Description of Notes—Conversion Rights—Conversion Upon Specified Corporate Transactions.”

The conversion rate may be adjusted upon the occurrence of certain events, but it will not be adjusted for any accrued and unpaid interest.

Optional Redemption	On or after June 5, 2008, upon at least 30 days’ notice, we may redeem for cash all or a portion of the notes at any time for a price equal to 100% of the principal amount of the notes to be redeemed, plus any accrued and unpaid interest to but excluding the redemption date. See “Description of Notes—Optional Redemption.”

Purchase of Notes by Us at the Option of the Holder	Holders of the notes will have the right to require us to purchase all or a portion of their notes for cash on June 3, 2008, June 3, 2013 and June 3, 2018, each of which we refer to as a purchase date. In each case, we will pay a purchase price equal to 100% of the principal amount of notes to be purchased, plus any accrued and unpaid interest, to but excluding the purchase date. See “Description of Notes—Purchase of Notes by Us at the Option of the Holder” and “Risk Factors—We may be unable to repay or repurchase the notes.”

Repurchase at the Option of Holders Upon a Designated Event

Upon a designated event (as defined herein), holders of the notes will have the right to require us to repurchase all or a portion of their notes at a purchase price equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest to but excluding the date of the repurchase. See “Description of Notes—Repurchase at Option of Holders Upon a Designated Event” and “Risk Factors—We may be unable to repay or repurchase the notes.”

Ranking	The notes are our senior unsecured obligations and are rank equal in right of payment to all of our other existing and future senior unsecured indebtedness. The notes are effectively subordinated to all of our existing and future secured indebtedness to the extent of the assets securing that indebtedness. The notes are structurally subordinated to all liabilities of our subsidiaries. As of September 30, 2003, we had approximately $12.4 billion of total consolidated indebtedness; $5.8 billion of secured indebtedness (excluding secured indebtedness of our subsidiaries); and approximately $2.1 billion of subsidiary indebtedness.

Events of Default

The following will be events of default under the indenture for the notes:

•      we fail to pay principal of any note when due;

•      we fail to pay interest or liquidated damages, if any, on any note when due and that default continues for 30 days or more;

•      we fail to comply with or observe any other covenant or warranty in the indenture or in the notes and that failure continues for 60 days or more after written notice as provided in the indenture;

•      we fail to pay any designated event repurchase price when due;

•      we or any of our restricted subsidiaries (as defined herein) fail to pay when due, either at its final stated maturity or upon acceleration thereof, any indebtedness (other than indebtedness which is non-recourse to us or any restricted subsidiary) for money borrowed equal to $75 million or more and such failure is not cured, or the acceleration is not rescinded or annulled, within 30 days after written notice as provided in the indenture; and

•      certain events of our bankruptcy, insolvency or reorganization. See “Description of Notes—Events of Default and Remedies.”

Registration Rights	We have agreed to file a shelf registration statement under the Securities Act relating to resales of the notes and the common stock issuable upon their conversion. If such registration statement is not filed or has not become effective within the time periods set forth herein, we will be required to pay additional amounts to holders of the notes and holders of the common stock issued upon conversion of the notes. See “Description of Notes—Registration Rights.”

Book-entry Form	The notes were issued in book-entry form and are represented by permanent global certificates deposited with, or on behalf of, The Depository Trust Company (“DTC”) and registered in the name of a nominee of DTC. Beneficial interests in any of the notes will be shown on, and transfers of the notes will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except under limited circumstances.

Use of Proceeds	We will not receive any of the proceeds from the sale by the selling securityholder of the notes and the common stock issuable upon conversion of the notes.

Trading	The notes are currently eligible for trading on the PORTAL Market of the National Association of Securities Dealers, Inc. (the “PORTAL Market”); however, notes sold using this prospectus will no longer be eligible for trading in the PORTAL Market. Our common stock is quoted on the New York Stock Exchange under the symbol “DAL.”

RISK FACTORS

Before investing in our notes or common stock, you should carefully consider the following risk factors as well as other information contained or incorporated by reference in this prospectus.

Risk Factors Relating to Business Environment

The terrorist attacks in 2001, military action in Iraq and other world events adversely affected, and may continue to adversely affect, Delta’s financial results

Delta and the airline industry have faced the worst financial crisis in aviation history. Since the terrorist attacks of September 11, 2001, involving commercial aircraft of other airlines, the airline industry has experienced substantial revenue decline and cost increases which have resulted in industry wide liquidity issues. Additionally, during 2003, the industry’s financial results were negatively impacted by the military action in Iraq and the Severe Acute Respiratory Syndrome (“SARS”) outbreak.

The future impact of the events of September 11, 2001 and the ability of Delta to weather the current financial crisis will depend on a number of factors, including, but not limited to, the following: (i) general economic conditions; (ii) the adverse impact of the terrorist attacks on the demand for air travel; (iii) the change in Delta’s operations and higher costs resulting from, and customer reaction to, new airline and airport security directives; (iv) the availability and cost of war and terrorism risk and other insurance for Delta; (v) the credit downgrades of Delta and other airlines by Moody’s and Standard & Poor’s discussed below, and the possibility of additional downgrades, to the extent it makes it more difficult and/or more costly for Delta to obtain financing; (vi) potential declines in the values of the aircraft in Delta’s fleet or facilities and any related asset impairment charges; (vii) additional terrorist activity and/or war; (viii) our future funding obligations under our defined benefit pension plans, which are based on various factors, including actual market performance of our pension plan assets, future 30-year U.S. Treasury bond yields and regulatory requirements; (ix) the results of the profit improvement initiatives previously announced by Delta; (x) actions by U.S. or foreign governments, including the Federal Aviation Administration (the “FAA”) and other regulatory agencies; and (xi) the outcome of Delta’s litigation.

The credit ratings of Delta have been downgraded since 2001

After September 11, 2001, the credit ratings on Delta’s senior unsecured long-term debt were lowered from Baa3 to Ba2 by Moody’s and Delta’s issuer credit rating was lowered from BBB- to BB+ by Standard & Poor’s, with concurrent downgrades of senior unsecured and various other debt by both rating agencies. In November 2001, Standard & Poor’s lowered Delta’s senior unsecured debt rating (but no other ratings) from BB+ to BB and in June 2002, Standard & Poor’s lowered Delta’s issuer credit rating from BB+ to BB, with concurrent downgrades of senior unsecured and various other Delta debt ratings. Moody’s downgraded Delta’s senior unsecured long-term debt rating from Ba2 to Ba3 in December 2001 with concurrent downgrades of various other Delta debt ratings.

On March 28, 2003, Standard & Poor’s lowered Delta’s issuer credit rating from BB to BB-, and Delta’s senior unsecured long-term debt relating from BB- to B. On April 10, 2003, Moody’s downgraded Delta’s senior implied debt rating from Ba3 to B1, and Delta’s senior unsecured long-term debt rating from Ba3 to B3. On July 8, 2003, Standard & Poor’s affirmed Delta’s BB- issuer credit rating and removed its ratings from CreditWatch. On November 21, 2003, Fitch Ratings lowered Delta’s senior unsecured long-term debt rating from B+ to B.

The credit ratings of certain other airlines have been adjusted by Moody’s, Standard and Poor’s and Fitch in the various aforementioned reviews and in other independent ratings actions. Moody’s and Fitch’s outlooks on Delta’s debt securities are negative and Standard & Poor’s outlook on Delta’s issuer credit rating remains negative. On November 24, 2003, Standard and Poor’s announced that it placed Delta’s ratings on CreditWatch with negative implications and on November 25, 2003, Moody’s announced that it placed Delta’s ratings on review for possible downgrade. There can be no assurance that Delta’s long-term debt rating will not be lowered further or withdrawn by a rating agency.

Delta’s current credit ratings have negatively impacted its ability to (i) issue unsecured debt, (ii) renew outstanding letters of credit that back certain of our obligations and (iii) obtain certain financial instruments that we use in our fuel hedging program. Our current credit ratings have also increased the cost of our financing transactions and the amount of collateral required for certain financial instruments and insurance coverage.

Our insurance costs have increased substantially as a result of the September 11, 2001 terrorist attacks and further increases in insurance costs or reductions in coverage could have a material adverse impact on Delta

As a result of the terrorist attacks of September 11, 2001, aviation insurers have significantly reduced the maximum amount of insurance coverage available to commercial air carriers for liability to persons other than employees or passengers for claims resulting from acts of terrorism, war, or similar events. At the same time, they significantly increased the premiums for such coverage and for aviation insurance in general. Pursuant to authority granted in the Stabilization Act, the U.S. government has supplemented Delta’s commercial war-risk insurance with a comprehensive war-risk liability policy to cover losses to passengers, third parties (ground damage) and the aircraft hull. This coverage is in effect through August 2004. Delta expects that if the commercial insurance carriers reduce further the amount of insurance coverage available to Delta or further significantly increase the cost of aviation insurance, or if the U.S. government fails to renew the war-risk insurance that it provides, Delta’s business, financial position, and results of operations could be materially adversely affected.

Risk Factors Relating to Delta

Delta continues to experience significant losses

On October 14, 2003, Delta reported a net loss of $446 million for the nine months ended September 30, 2003, or $3.71 basic and diluted loss per common share, compared to a net loss of $909 million for the nine months ended September 30, 2002, or $7.46 basic and diluted loss per common share. The 2003 results include $398 million of payments that Delta received from the U.S. government under the Appropriations Act; a $279 million pretax gain from the sale of Delta’s equity investment in Worldspan L.P.; a $15 million pretax gain on the extinguishment of debt related to a debt exchange offer; a $43 million pretax charge related to work force reductions; a $16 million pretax charge related to derivative and hedging activities accounted for under SFAS No. 133; and a $15 million pretax loss on the extinguishment of ESOP notes. For the nine months ended September 30, 2002, Delta recorded a total net charge of $181 million, net of tax, which included charges related to (1) the writedown of certain MD-11 and B727-200 aircraft and MD-11 spare parts inventory, and (2) the temporary carrying costs of surplus pilots and grounded aircraft, as well as gains related to (1) compensation received under the Stabilization Act, (2) the adjustment to actual requirements of certain restructuring reserves, and (3) SFAS No. 133 derivatives.

Delta’s operating revenues totaled $9.9 billion for the nine months ended September 30, 2003, a 1% decrease from the depressed level recorded for the nine months ended September 30, 2002. Passenger revenues decreased 1% to $9.2 billion. Revenue passenger miles decreased 4% on a capacity decline of 6%, while passenger mile yield increased 4%. Operating expenses for the nine months ended September 30, 2003 totaled $10.3 billion, a 6% decrease from $10.9 billion for the nine months ended September 30, 2002. Operating cost per available seat mile increased 1% to 10.35¢.

Delta does not expect significant improvement in the revenue environment in the December 2003 quarter and also expects significant cost pressures related to pension and interest expenses to continue. As a result, Delta expects to report a net loss for the December 2003 quarter of $365 million to $415 million and for the year ending December 31, 2003.

Significant changes or extended periods of high fuel costs would materially affect Delta’s operating results

Delta’s results of operations can be significantly impacted by changes in the price and availability of jet fuel. Changes in jet fuel prices and availability have industry-wide impact. Accordingly, lower jet fuel prices may be offset by increased price competition and lower revenues for all air carriers. Moreover, there can be no assurance that Delta will be able to increase its fares in response to any future increases in fuel prices.

Delta’s jet fuel purchase contracts do not provide material protection against price increases or for assured availability of supplies. Delta purchases most of its jet fuel from petroleum refiners under contracts which establish the price based on various market indices. Delta also purchases aircraft fuel on the spot market, from off-shore sources and under contracts which permit the refiners to set the price and give Delta the right to terminate upon short notice if the price is unacceptable.

Although Delta is currently able to obtain adequate supplies of jet fuel, it is impossible to predict the future availability or price of jet fuel. Political disruptions or war involving oil producing countries, changes in government policy concerning aircraft fuel production, transportation or marketing, changes in aircraft fuel production capacity, environmental concerns and other unpredictable events may result in fuel supply shortages and fuel price increases in the future.

Employee strikes and other labor-related disruptions may adversely affect Delta’s operations

Delta’s business is labor intensive, requiring large numbers of pilots, flight attendants, mechanics and other personnel. Strikes or labor disputes with unionized employees of Delta or Delta’s affiliates may adversely affect Delta’s ability to conduct its business. As of September 30, 2003, Delta and Delta’s wholly owned subsidiaries had a total of approximately 70,100 full-time equivalent employees. Approximately 18% of these employees are represented by unions. Relations between air carriers and labor unions in the U.S. are governed by the Railway Labor Act, which provides that a collective bargaining agreement between an airline and a labor union does not expire, but instead becomes amendable as of a stated date. Delta’s wholly-owned subsidiary, Atlantic Southeast Airlines, Inc. (“ASA”), is in collective bargaining negotiations with the Air Line Pilots Association, International (“ALPA”), which represents ASA’s approximately 1,500 pilots. The outcome of these collective bargaining negotiations cannot presently be determined. ASA is also in negotiations with the Association of Flight Attendants, which represents ASA’s flight attendants. The outcome of these negotiations cannot presently be determined. If Delta or Delta’s affiliates are unable to reach agreement with any of their unionized work groups on future negotiations regarding the terms of their collective bargaining agreements, Delta may be subject to work interruptions or stoppages. Work stoppages may adversely affect Delta’s ability to conduct its operations.

U.S. federal law imposes limitations on foreign ownership of U.S. airlines and voting by non-U.S. citizens

U.S. federal law on foreign ownership of U.S. airlines requires that no more than 25% of Delta’s capital stock be voted, directly or indirectly, by persons who are not U.S. citizens, and that Delta’s president and at least two-thirds of the members of Delta’s board of directors be U.S. citizens. As such, Delta will not register any shares of its capital stock on its stock register if the amount so registered would exceed the foreign ownership restrictions imposed by federal law. Accordingly, if and for so long as the combined foreign ownership holdings of Delta’s capital stock reaches the 25% threshold imposed by federal law, no other non-U.S. citizen will be able to register its shares of common stock on Delta’s stock register and vote its shares.

We expect that we will need to raise significant additional financing

In the aftermath of the events of September 11, 2001, Delta raised substantial amounts of funding to finance capital commitments and day-to-day operations. Delta expects that it will need to raise significant additional financing in the future to cover its liquidity needs. To the extent Delta may be unable to access the capital markets for long-term capital spending requirements or short-term liquidity needs, or Delta’s financing costs continue to increase, including as a result of further credit rating downgrades, Delta’s business, financial position and results of operations would be materially adversely impacted.

Our indebtedness and other obligations are substantial and could affect our business

We have now and will continue to have a significant amount of indebtedness. As of September 30, 2003, we had approximately $12.4 billion of total consolidated indebtedness. Further, the indenture does not limit the creation of additional indebtedness. Our substantial indebtedness could have important consequences. For example, it could:

•	limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate purposes;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the funds available to us for other purposes;

•	make us more vulnerable to economic downturns, limiting our ability to withstand competitive pressures and reducing our flexibility in responding to changing business and economic conditions; and

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate.

Holders of notes are not afforded protection in the event of a highly leveraged transaction, except to the extent described below under “Description of Notes—Repurchase at Option of Holders Upon a Designated Event.” Any of the foregoing could adversely affect our business and our ability to service our debt, including the notes.

Our pension plan funding obligations are significant

Delta sponsors defined benefit pension plans (“pension plans”) for eligible employees and retirees. We have satisfied our minimum required funding obligations for our pension plans in 2003. Estimates of our future funding obligations under these pension plans are based on various assumptions, including the actual market performance of the plan assets, future 30-year U.S. Treasury bond yields and regulatory requirements. As previously announced, our estimated pension plan funding obligation in 2004 is between $350 million and $450 million. Our funding obligations under the pension plans in later years are not reasonably estimable at this time because these estimates vary materially depending on the assumptions used. Nevertheless, we presently expect our funding obligations under our pension plans in each of the years from 2005 through 2007 will be substantially larger than our estimated funding obligations in 2004. For additional information regarding our pension plans, see Note 11 (pages 51 – 55) of the Notes to the Consolidated Financial Statements in our 2002 Annual Report to Shareowners, which is incorporated by reference in this prospectus.

Risk Factors Relating to the Airline Industry

The airline industry is highly competitive

Delta faces significant competition with respect to domestic and international routes, services and fares. All domestic routes served by Delta are subject to competition from both new and established carriers, some of which have substantially lower costs than Delta and service virtually all of Delta’s domestic routes. On most domestic and international routes, Delta competes with at least one, and usually more than one, scheduled passenger airline. Delta also competes with all-cargo carriers, charter airlines and, particularly on its shorter routes, with surface transportation.

International marketing alliances formed by domestic and foreign carriers, such as the Star Alliance (among United Airlines, Lufthansa German Airlines and others), the Oneworld Alliance (among American Airlines, British Airways and others) and the Wings Alliance (between Northwest Airlines and KLM-Royal Dutch Airlines), have significantly increased competition in international markets. Through marketing and codesharing arrangements with U.S. carriers, foreign carriers have obtained access to interior U.S. routes. Similarly, U.S. carriers have increased their ability to sell international transportation such as transatlantic services to and beyond European cities.

The airline industry is characterized by substantial price competition. If price reductions are not offset by increases in traffic or changes in the mix of traffic that improve Delta’s passenger mile yield, Delta’s operating results will be adversely affected.

The airline industry is subject to extensive government regulation

Airlines are subject to extensive regulatory and legal compliance requirements that result in significant costs. The Federal Aviation Administration (“FAA”) from time to time issues directives and other regulations relating to the maintenance and operation of aircraft that require significant expenditures. Some FAA requirements cover, among other things, security measures, collision avoidance systems, airborne windshear avoidance systems, noise abatement and other environmental concerns, commuter aircraft safety and increased inspections and maintenance procedures to be conducted on older aircraft. Delta expects to continue incurring expenses to comply with the FAA’s regulations.

Additional laws, regulations, taxes and airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce revenues. For example, the Aviation and Transportation Security Act, which became law in November 2001, mandates the federalization of certain airport security procedures and imposes additional security requirements on airports and airlines, most of which are funded by a new per-ticket tax on passengers and a new tax on airlines. Subsequently, on April 16, 2003, President Bush signed into law the Appropriations Act which provides, among other things, for certain payments to the airline industry and the suspension of these taxes from July 1, 2003 to September 30, 2003. The ability of U.S. carriers to operate international routes is subject to change because the applicable arrangements between the United States and foreign governments may be amended from time to time, or because appropriate slots or facilities are not made available. Delta cannot provide assurance that laws or regulations enacted in the future will not adversely affect it.

Seasonality and other factors impact demand for air travel

In general, demand for air travel is higher in the June and September quarters, particularly in international markets, because there is more vacation travel during these periods than during the remainder of the year. Demand for air travel is also affected by factors such as economic conditions, war or the threat of war, fare levels and weather conditions. In addition, demand for air travel at particular airlines may be impacted from time to time by, among other things, actual or threatened disruptions to operations due to labor issues. Due to these and other factors, operating results for an interim period are not necessarily indicative of operating results for an entire year, and operating results for a historical period are not necessarily indicative of operating results for a future period.

The airline industry has suffered significant losses; airline bankruptcies and other restructuring efforts could adversely affect the industry

The airline industry as a whole suffered significant losses in 2001 and 2002 and is expected to suffer significant losses for all of 2003. Many airlines, including Delta, have announced reductions in capacity, service and workforce in response to the industry-wide reductions in passenger demand and yields. In addition, since September 11, 2001, several air carriers have sought to reorganize under Chapter 11 of the Bankruptcy Code, including US Airways, Inc., the seventh largest U.S. air carrier, and UAL Corporation (United Airlines), the second largest U.S. air carrier. Since filing for Chapter 11 on August 11, 2002, US Airways has emerged from bankruptcy. Additionally, AMR Corporation (American Airlines) has recently announced that it restructured certain labor costs and lowered its operating cost base. Successful completion of such reorganizations or restructurings have presented Delta with competitors that have significantly lower operating costs derived from renegotiated labor, supply, and financing contracts. Historically, air carriers involved in reorganizations have undertaken substantial fare discounting in order to maintain cash flows and to enhance continued customer loyalty. Such fare discounting could further lower yields for all carriers, including Delta. In addition, the market value of aircraft would likely be negatively impacted if a number of air carriers, including US Airways and United Airlines, seek to further reduce capacity by eliminating aircraft from their fleets. The bankruptcies of these airlines and the possibility of bankruptcy for other airlines could make it more difficult and/or more costly for Delta to obtain financing.

The airline industry has been significantly impacted by the SARS outbreak

During the first six months of 2003, the SARS outbreak, primarily centered in China and other Southeast Asian countries, with a number of cases in Toronto, Canada, also significantly impacted airline industry revenues. Due to our small Pacific presence, however, the SARS outbreak had only a minimal impact on our revenues for the nine months ended September 30, 2003. We are not able to estimate the impact SARS may have on our future revenues due to uncertainty related to the spread of this outbreak.

Other Risk Factor

Arthur Andersen LLP audited certain financial information included or incorporated in this prospectus. In the event such financial information is later determined to contain false statements, you may be unable to recover damages from Arthur Andersen LLP

Our consolidated balance sheet as of December 31, 2001 and the related statements of operations, shareholders’ equity and cash flows for the fiscal years ended December 31, 2001 and 2000 were audited by Arthur Andersen LLP. Arthur Andersen LLP has ceased operations in the United States. As a result, you may be limited in your ability to recover damages from Arthur Andersen LLP under the Securities Act if it is later determined that there are false statements contained in any portions of this prospectus that have been prepared in reliance on financial statements audited by Arthur Andersen LLP.

Risk Factors Relating to the Offering

The notes will rank below our secured debt and the liabilities of our subsidiaries

The notes will be our senior unsecured obligations and will rank equal in right of payment to all of our other existing and future senior unsecured indebtedness. The notes will be effectively subordinated to all of our existing and future secured indebtedness to the extent of the assets securing that indebtedness. The notes will also be structurally subordinated to all liabilities of our subsidiaries.

A substantial portion of our debt is secured by our assets. As a result, holders of our secured debt will have a claim to those assets prior to any claim that you may have to those assets. Further, the indenture does not limit our ability to create additional indebtedness or to secure any such indebtedness with additional assets. If we incur additional indebtedness and secure such indebtedness with our assets, your rights to receive payments under the notes will effectively be junior to the rights of the holders of such future secured indebtedness.

The notes are obligations exclusively of Delta. Our subsidiaries are separate and distinct legal entities, and have no obligation to pay any amounts due on the notes or to provide us with funds for its payment obligations. Our right to receive any assets of any of our subsidiaries, as an equity holder of such subsidiaries, upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, are expressly subordinated to the claims of that subsidiary’s creditors. The notes do not restrict the ability of our subsidiaries to incur additional indebtedness. Further, if we fail to deliver our common stock upon conversion of a note and thereafter become the subject of bankruptcy proceedings, a holder’s claim for damages arising from such failure could be subordinated to all of our existing and future obligations and those of our subsidiaries.

As of September 30, 2003, we had approximately $12.4 billion of total consolidated indebtedness; $5.8 billion of secured indebtedness (excluding secured indebtedness of our subsidiaries); and approximately $2.1 billion of subsidiary indebtedness.

We may be unable to repay or repurchase the notes

At maturity, the entire outstanding principal amount of the notes will become due and payable by us. In addition, holders of the notes will have the right to require us to repurchase all or a portion of their notes for cash on June 3, 2008, June 3, 2013 and June 3, 2018 or if a “designated event,” as defined in the indenture, occurs. If a purchase date or a designated event occurs at a time when we are prohibited from purchasing or redeeming notes, we could seek the consent of our lenders to redeem the notes or attempt to refinance the notes. We cannot assure you that we will have sufficient funds or will be able to obtain any required consents or arrange for additional financing to pay the principal amount at maturity or repurchase price when due. Our failure to repay the notes at maturity or to repurchase any tendered notes upon a designated event would constitute an event of default under the indenture. Any such default, in turn, may cause a default under the terms of our other debt. In such event, holders of the notes would rank equal in right of payment to holders of our other senior unsecured debt.

There is no public market for the notes, and we cannot assure you that a market for the notes will develop

The notes are currently eligible for trading on the PORTAL Market. However, notes sold using this prospectus will no longer be eligible for trading in the PORTAL Market. In addition, there is no established public trading market for the notes, and no assurance can be given as to:

•	the liquidity of any such market that may develop;

•	the ability of holders of the notes to sell their notes; or

•	the price at which the holders of the notes would be able to sell their notes.

If such a market were to exist, the notes could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including:

•	prevailing interest rates and the markets for similar securities;

•	the market price of our common stock;

•	general economic conditions; and

•	our financial condition, historic financial performance and future prospects.

We expect that the trading value of the notes will be significantly affected by the price of our common stock

The market price of the notes is expected to be significantly affected by the market price of our common stock. This may result in greater volatility in the trading value of the notes than would be expected for nonconvertible debt securities we issue.

Changes in our credit rating or the credit markets could adversely affect the price of the notes

The price for the notes depends on many factors, including:

•	our credit rating with major credit rating agencies;

•	the prevailing interest rates being paid by other companies similar to us;

•	the market price of our common stock;

•	our financial condition, financial performance and future prospects; and

•	the overall condition of the financial markets.

The condition of the credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Such fluctuations could have an adverse effect on the price of the notes.

In addition, credit rating agencies continually revise their ratings for the companies that they follow, including us. The credit rating agencies also evaluate the airline industry as a whole and may change their credit rating for us based on their overall view of our industry. We cannot be sure that credit rating agencies will maintain their credit ratings on the notes. A negative change in our rating could have an adverse effect on the price of the notes.

Certain transactions may affect the value of the notes

We intend to continue our practice of acquiring our common stock to satisfy our obligations under various employee benefit plans and for other corporate purposes. Therefore, we expect to acquire shares of our common stock and enter into other transactions related to our common stock during the term of the notes. Depending on, among other things, future market conditions, the aggregate amount of any such acquisitions are likely to vary over time.

The effect, if any, of any of these transactions and activities on the market price of our common stock or the notes will depend in part upon market conditions and cannot be ascertained at this time. Any of these activities could materially affect the value of our common stock and the value of the notes.

THE COMPANY

Delta is a major air carrier that provides air transportation for passengers and freight throughout the United States and around the world. Based on the most currently available data, Delta is the second largest carrier in terms of passengers carried and the third largest as measured by operating revenues and revenue passenger miles flown. Delta is the leading U.S. transatlantic airline offering the most daily flight departures, servicing the largest number of nonstop routes and carrying more passengers than any other U.S. airline. We operate hubs at Atlanta, Cincinnati, Dallas/Fort Worth and Salt Lake City. We also operate international gateways in Atlanta and at New York’s John F. Kennedy International Airport.

Delta is a Delaware corporation headquartered in Atlanta, Georgia. Our address is Hartsfield-Jackson Atlanta International Airport, Atlanta, Georgia 30320, and the telephone number is (404) 715-2600. Our website is www.delta.com. The information contained in our website is not a part of this offering prospectus.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the notes or the common stock issuable upon conversion of the notes by any selling securityholder. We used the net proceeds from the initial issuance of the securities for general corporate purposes.

COMMON STOCK AND DIVIDEND DATA

Our common stock is listed on the New York Stock Exchange under the symbol “DAL.” The following table sets forth, for the periods indicated, the highest and lowest sale prices for our common stock, as reported on the New York Stock Exchange.

	High	Low
Fiscal 2001
First Quarter	$52.94	$37.51
Second Quarter	48.05	37.80
Third Quarter	46.56	20.00
Fourth Quarter	31.15	22.20
Fiscal 2002
First Quarter	$38.69	$28.52
Second Quarter	32.65	18.30
Third Quarter	20.12	8.30
Fourth Quarter	14.09	6.10
Fiscal 2003
First Quarter	$14.00	$6.56
Second Quarter	16.05	8.76
Third Quarter	15.47	10.26
Fourth Quarter	15.28	10.45
Fiscal 2004
First Quarter (through January 7, 2004)	$13.20	$11.76

As of September 30, 2003, there were approximately 22,438 holders of record of our common stock. On January 7, 2004, the last reported sale price of our common stock on the New York Stock Exchange was $13.03.

We paid a regular quarterly cash dividend of $0.025 per share of common stock for each quarter of fiscal years 2001 and 2002, and the first two quarters of 2003. On July 24, 2003, Delta’s Board of Directors announced that it would immediately discontinue the payment of quarterly common stock cash dividends. On November 12, 2003, Delta’s Board of Directors announced that it would suspend indefinitely the payment of semi-annual dividend payments on Delta’s Series B ESOP Convertible Preferred Stock (“ESOP Preferred Stock”) due to applicable restrictions under Delaware law. To comply with Delaware law, Delta’s Board of Directors also changed the form of payment Delta will use to redeem shares of ESOP Preferred Stock when redemptions are required under the Delta Family-Care Savings Plan, a broad-based employee benefit plan. Effective December 1, 2003, Delta will use shares of Delta common stock rather than cash to redeem ESOP Preferred Stock when redemptions are required under the Delta Family-Care Savings Plan.

Our dividend policy is reviewed from time to time by the Board of Directors. Future common stock dividend decisions will take into account the then current business results, cash requirements and financial condition of Delta. Our debt agreements do not restrict the payment of cash dividends.

DESCRIPTION OF NOTES

We issued the notes under an indenture dated June 2, 2003, between us and The Bank of New York Trust Company of Florida, N.A., as trustee. A copy of the indenture and the registration rights agreement entered into with the initial purchaser is available upon request to us at the address indicated under “Additional Information.” The following is a summary of certain provisions of the indenture and the registration rights agreement and does not purport to be complete. Reference should be made to all provisions of the indenture and the registration rights agreement, including the definitions of certain terms contained therein. As used in this section, the terms “Delta,” “we,” “us” and “our” refer to Delta Air Lines, Inc., but not any of our subsidiaries, unless the context requires otherwise.

General

The notes are our senior unsecured obligations and rank equal in right of payment to all of our other existing and future senior unsecured indebtedness. The notes are effectively subordinated to all of our existing and future secured indebtedness to the extent of the assets securing that indebtedness, and are structurally subordinated to all liabilities of our subsidiary.

The notes will mature on June 3, 2023, and are limited to an aggregate principal amount of $350 million.

The notes were initially offered at a price to investors of $1,000 per note. You have the option, subject to fulfillment of certain conditions and during the periods described below, to convert your notes into shares of our common stock initially at a conversion price of $28.00 per share of common stock, subject to adjustments as described below. This is equivalent to a conversion rate of approximately 35.7143 shares of common stock per $1,000 principal amount of notes based on the issue price of the notes. Upon conversion of a note, you will receive only shares of our common stock and a cash payment to account for fractional shares.

The notes were issued in denominations of $1,000 and integral multiples of $1,000 in fully registered form. The notes are exchangeable and transfers of the notes will be registrable without charge, but we may require payment of a sum sufficient to cover any tax or other governmental charge in connection with such exchanges or transfers.

The notes accrue interest at a rate of 8.00% per annum from June 2, 2003, or from the most recent interest payment date to which interest has been paid or duly provided for, and any accrued and unpaid interest and liquidated damages, will be payable semi-annually in arrears on June 3 and December 3 of each year, beginning December 3, 2003. Interest will be paid to the person in whose name a note is registered at the close of business on the May 19 or November 19 (any of which we refer to as a “record date”) immediately preceding the relevant interest payment date. However, in the case of a note redeemed by us at our option or repurchased in connection with a designated event (as defined below), during the period from the applicable record date to, but excluding, the next succeeding interest payment date, accrued interest will be payable to the holder of the note redeemed or repurchased. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

We are not subject to any financial covenants under the indenture. In addition, we are not restricted under the indenture from paying dividends, incurring debt, securing our debt or issuing or repurchasing our securities.

You are not afforded protection in the event of a highly leveraged transaction, or a change of control of us under the indenture, except to the extent described below under the caption “Repurchase at Option of Holders Upon a Designated Event.”

Principal, interest and liquidated damages, if any, on the notes will be payable in same-day funds by transfer to an account maintained by the payee at the office or agency maintained for such purpose or, if no proper wire transfer instructions shall have been received by the trustee, payment of interest may be made by check mailed to the holders of the notes at their respective addresses set forth in the register of holders of notes. Until otherwise designated by us, the office or agency maintained for such purpose will be the principal corporate trust office of the trustee.

If any interest payment date, maturity date, purchase date or designated event repurchase date falls on a day that is not a business day, the required payment of principal, interest and liquidated damages, if any, will be made on the next succeeding business day as if made on the date that the payment was due and no interest will accrue on that payment for the period from and after the interest payment date, maturity date, purchase date or designated event repurchase date, as the case may be, to the date of payment on the next succeeding business day. The term “business day” means, with respect to any note, any day other than a Saturday, a Sunday or a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

The notes are currently eligible for trading in the PORTAL Market. However, notes sold using this Prospectus will no longer be eligible for trading in the PORTAL Market.

Conversion Rights

Subject to the conditions and during the periods described below, holders may convert all or some of their notes into shares of our common stock initially at a conversion price of $28.00 per share of common stock. This is equivalent to a conversion rate of approximately 35.7143 shares of common stock per $1,000 principal amount of notes. The conversion rate and the equivalent conversion price in effect at any given time will be subject to adjustment as described below. A note for which a holder has delivered a purchase notice or a notice requiring us to redeem such note upon a designated event may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

Except as described below under “—Conversion Price Adjustments”, no adjustment will be made on conversion of any notes for any interest or liquidated damages accrued on such notes or for dividends on any common stock issued. If notes are converted after a record date for the payment of interest and prior to the next succeeding interest payment date, such notes must be accompanied by funds equal to the interest payable on such succeeding interest payment date on the principal amount so converted; provided, however, no such funds need be paid if (1) payment default has occurred and is continuing or (2) we have specified a redemption date that is after a record date and prior to the next interest payment date. (You will not receive any cash payments representing accrued interest upon conversion unless you convert on an interest payment date.) Our delivery to you of the fixed number of shares of common stock into which the note is convertible, together with any cash payments in lieu of any fractional shares, will satisfy our obligation to pay the principal amount of such note and the accrued but unpaid interest through the conversion date.

We are not required to issue fractional shares of common stock upon conversion of notes and, in lieu of such fractional shares, we will pay a cash adjustment based upon the average closing price of the common stock during the five trading days immediately preceding the date of conversion.

In the event any holder exercises its right to require us to purchase any notes on any purchase date, such holder’s conversion right with respect to such notes will terminate on the close of business on the relevant purchase date, unless we default on the payment due upon purchase of such notes or the holder elects to withdraw the submission of election to have such notes purchased. See “—Purchase of Notes by Us at the Option of the Holders.” In the event any holder exercises its right to require us to repurchase any notes upon a designated event, such holder’s conversion right with respect to such notes will terminate on the close of business on the designated event offer termination date (as defined in the indenture), unless we default on the payment due upon repurchase or the holder elects to withdraw the submission of election to repurchase. See “—Repurchase at Option of Holders Upon a Designated Event.”

The right of conversion attaching to any note may be exercised by the holder, if the conditions to conversion are met, by delivering the note at the specified office of a conversion agent, accompanied by a duly signed and completed notice of conversion, together with any funds that may be required. Such notice of conversion can be obtained from the trustee. Beneficial owners of interests in a global note may exercise their right of conversion by delivering to DTC the appropriate instruction form for conversion pursuant to DTC’s conversion program. The conversion date will be the date on which the note, the duly signed and completed notice of conversion, and any funds that may be required as described above shall have been so delivered. A holder delivering a note for conversion will not be required to pay any taxes or duties payable in respect of the issue or delivery of common stock on conversion, but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issue or delivery of the common stock in a name other than the holder of the note. Certificates representing shares of common stock will not be issued or delivered unless all taxes and duties, if any, payable by the holder have been paid.

The shares of the common stock issuable upon conversion of any notes will be delivered to the holders entitled thereto as promptly as practicable.

Conversion Upon Satisfaction of Sale Price Condition

A holder may surrender any of its notes for conversion into shares of our common stock in any calendar quarter after the quarter ending June 30, 2003 if the last reported sale price of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price per share of our common stock on such last trading day.

The “last reported sale price” of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and asked prices or, if more than one in either case, the average of the average bid and the average asked prices) on that date as reported in composite transactions for the principal U.S. securities exchange on which our common stock is traded or, if our common stock is not listed on a U.S. national or regional securities exchange, as reported by the Nasdaq National Market. If our common stock is not listed for trading on a U.S. national or regional securities exchange and not reported by the Nasdaq National Market on the relevant date, the “last reported sale price” will be the last quoted bid price for our common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization. If our common stock is not so quoted, the “last reported sale price” will be the average of the mid-point of the last bid and asked prices for our common stock on the relevant date from each of at least three nationally recognized independent investment banking firms selected by us for this purpose.

Conversion Based on Trading Price of the Notes

A holder also may surrender any of its notes for conversion into shares of our common stock during the five-business-day period following any ten consecutive trading days in which the average of the trading prices for the notes was less than 98% of the average closing sale price of our common stock multiplied by the conversion rate.

The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations per note obtained by the trustee for $10,000,000 principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, provided that if at least three such bids cannot be obtained, but two such bids are obtained by the trustee, then the average of the two bids shall be used. If the trustee cannot reasonably obtain at least two bids for $10,000,000 principal amount of the notes from a nationally recognized securities dealer, or in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes, then the trading price of the notes will be deemed to be equal to 97.9% of (a) the conversion rate of the notes on the date of determination multiplied by (b) the closing price on the New York Stock Exchange of our common stock on such determination date.

The trustee will determine the trading price after being requested to do so by us. We will have no obligation to make that request unless a holder of notes provides us with reasonable evidence that the trading price of the notes may be less than 98% of the average closing sale price of our common stock multiplied by the applicable conversion rate for the applicable period. If a holder provides such evidence, we will instruct the trustee to determine the trading price of the notes for the applicable period.

Conversion Upon Notice of Redemption

If we call any or all of the notes for redemption, holders may convert notes into our common stock at any time prior to the close of business on the redemption date, even if the notes are not otherwise convertible at such time.

Conversion Upon Specified Corporate Transactions

If we elect to:

•	distribute to all holders of our common stock certain rights entitling them to purchase, for a period expiring within 45 days after the date of the distribution, shares of our common stock at less than the last reported sale price of a share of our common stock on the trading day immediately preceding the declaration date of the distribution; or

•	distribute to all holders of our common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value as determined by our board of directors exceeding 15% of the last reported sale price of a share of our common stock on the trading day immediately preceding the declaration date of the distribution, we must notify the holders of the notes at least 20 business days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of the close of business on the business day immediately prior to the ex-dividend date and our announcement that such distribution will not take place, even if the notes are not otherwise convertible at such time. The ex-dividend date is the first date upon which a sale of the common stock does not automatically transfer the right to receive the relevant distribution from the seller of the common stock to its buyer.

In addition, if we engage in certain reclassifications of our common stock or are a party to a consolidation, merger, binding share exchange or transfer of all or substantially all of our assets pursuant to which our common stock is converted into cash, securities or other property, a holder may surrender notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual effective date of such transaction and at the effective time of the transaction, the right to convert a note into our common stock will be changed into a right to convert a note into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted its Notes immediately prior to the applicable record date for such transaction. If we engage in any transaction described in the preceding sentence, the conversion price will not be adjusted. If the transaction also constitutes a designated event as defined below, a holder can require us to purchase all or a portion of its notes, as described under “—Repurchase at Option of Holders Upon a Designated Event.”

Conversion Price Adjustments

The conversion price is subject to adjustment (under formulae set forth in the indenture) in certain circumstances, including:

(i)  the issuance of our common stock as a dividend or distribution on our common stock;

(ii)  certain subdivisions and combinations of our common stock;

(iii)  the issuance to all holders of our common stock of certain rights or warrants to purchase, for a period expiring within 45 days after the date of issuance, our common stock at a price per share less than the current market price (as defined in the indenture);

(iv)  the distribution to all holders of our common stock of shares of our capital stock (other than common stock) or evidences of our indebtedness or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above or paid exclusively in cash referred to in clause (v));

(v)  dividends or other distributions (other than regular quarterly cash dividends) consisting exclusively of cash to all holders of our common stock to the extent such distributions, combined together with:

•	all such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made, plus

•	any cash and the fair market value of other consideration payable in respect of any tender offers by us or any of our subsidiaries for our common stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceed 15% of our market capitalization (being the product of the then current market price of the common stock times the number of shares of common stock then outstanding) on the record date for such distribution; and

(vi)  the purchase of our common stock pursuant to a tender offer, other than the purchase of notes as part of a designated event, made by us or any of our subsidiaries to the extent that the aggregate consideration, together with

•	any cash and the fair market value of any other consideration payable in any other tender offer expiring within 12 months preceding such tender offer in respect of which no adjustment has been made, plus

•	the aggregate amount of any such all-cash distributions referred to in clause (v) above to all holders of our common stock within 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 15% of our market capitalization (being the product of the then current market price of the common stock times the number of shares of common stock then outstanding) on the expiration of such tender offer.

The fair market value of other considerations payable under the clause (v) above will be calculated on the record date of the distribution of such other consideration and the fair market value of other consideration payable under clause (vi) above will be calculated as of the expiration of the tender offer.

We may, instead of making any required adjustment in the conversion price under clause (iv), make provision so that each holder of notes who converts a note shall be entitled to receive upon conversion, in addition to shares of common stock, the amount and kind of distributions that the holder would have been entitled to receive if the holder had converted the note immediately prior to the date fixed for determining the stockholders entitled to receive the distribution.

In the case of:

•	any reclassification or change of our common stock; or

•	a consolidation, merger, share exchange or combination involving us or a sale, conveyance or other disposition to another corporation of our property and assets as an entirety or substantially as an entirety, in each case, as a result of which holders of our common stock will be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for our common stock, the holders of the notes then outstanding will be entitled thereafter to convert such notes into the kind and amount of shares of stock, other securities, other property or assets, which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, share exchange, combination, sale, conveyance or other disposition had such notes been converted into common stock immediately prior to such reclassification, change, consolidation, merger, share exchange, combination, sale, conveyance or other disposition (assuming, in a case in which our stockholders may exercise rights of election, that a holder of notes would not have exercised any rights of election as to the stock, other securities, other property or assets receivable in connection therewith and would have received per share the kind and amount received per share by a plurality of non-electing shares). Certain of the foregoing events may also constitute or result in a designated event requiring us to offer to repurchase the notes. See “—Repurchase at Option of Holders Upon a Designated Event.” The adjustment will not be made for a consolidation, merger or share exchange or combination that does not result in any reclassification, conversion, exchange or cancellation of our common stock.

Certain adjustments to, or failures to adjust, the conversion price of the notes may cause holders of notes or common stock to be treated for federal income tax purposes as having received a taxable distribution under the federal income tax laws. See “Certain U.S. Federal Income Tax Consequences.” We may, at our option, make such reductions in the conversion price as our board of directors deems advisable to avoid or diminish any potential income tax liability to the holders of our common stock which may result from the absence of such adjustments.

In addition, we may from time to time (to the extent permitted by law) reduce the conversion price underlying the notes by any amount for any period of at least 20 days, in which case we shall give at least 15 days’ notice of such decrease, if our board of directors has made a determination that such decrease would be in our interests, which determination shall be conclusive.

No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% of the conversion price then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of common stock or any securities convertible into or exchangeable for common stock or carrying the right to purchase any of the foregoing.

Ranking

The notes are our senior unsecured obligations and rank equally with all of our other existing and future senior unsecured indebtedness. The notes are effectively subordinated to all of our existing and future secured indebtedness to the extent of the assets securing that indebtedness. The notes are structurally subordinated to all liabilities of our subsidiaries. As of September 30, 2003, we had approximately $12.4 billion of total consolidated indebtedness; $5.8 billion of secured indebtedness (excluding secured indebtedness of our subsidiaries); and approximately $2.1 billion of subsidiary indebtedness, which are effectively senior to the notes. The indenture does not limit the amount of additional indebtedness that we can create, incur, assume or guarantee, or limit the amount of assets that we can use to secure our other indebtedness, nor does the indenture limit the amount of indebtedness and other liabilities that any subsidiary can create, incur, assume or guarantee.

Optional Redemption

No sinking fund is provided for the notes. Prior to June 5, 2008, the notes will not be redeemable. On or after June 5, 2008, we may redeem for cash all or a portion of the notes at any time for a price equal to 100% of the principal amount of the notes to be redeemed plus any accrued and unpaid interest to but excluding the redemption date. We will provide not less than 30 nor more than 60 days’ notice mailed to each registered holder of the notes to be redeemed. If the redemption notice is given and funds deposited as required, then interest will cease to accrue on and after the redemption date on the notes or portions of such notes called for redemption.

If we decide to redeem fewer than all of the outstanding notes, the trustee will select the notes to be redeemed by lot, or on a pro rata basis or by another method the trustee considers fair and appropriate.

If the trustee selects a portion of your notes for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be from the portion selected for redemption.

Purchase of Notes by Us at the Option of the Holders

Holders have the right to require us to purchase all or a portion of their notes on June 3, 2008, June 3, 2013 and June 3, 2018 (each, a “purchase date”). Any note purchased by us on a purchase date will be paid for in cash. We will be required to purchase any outstanding notes for which a holder delivers a written purchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the relevant purchase date until the close of business on the fifth business day prior to the purchase date. If the purchase notice is given and withdrawn during such period, we will not be obligated to purchase the related notes. Also, as described in the “Risk Factors” section of this prospectus under the caption “We may be unable to repay or repurchase the notes,” we may not have funds sufficient to purchase notes when we are required to do so.

The purchase price payable will be equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to, but excluding, the purchase date.

On or before the 20th business day prior to each purchase date, we will provide to the trustee, the paying agent and to all holders of the notes at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, a notice stating, among other things:

•	the purchase price;

•	the name and address of the paying agent and the conversion agent; and

•	the procedures that holders must follow to require us to purchase their notes.

Simultaneously with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in The City of New York or publish the information on our web site or through such other public medium as we may use at that time.

A notice electing to require us to purchase your notes must state:

•	if certificated notes have been issued, the certificate numbers of the notes;

•	the portion of the principal amount of notes to be purchased, in integral multiples of $1,000; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

If the notes are not in certificated form, your notice must comply with appropriate DTC procedures.

No notes may be purchased at the option of holders if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the purchase price of the notes.

You may withdraw any purchase notice in whole or in part by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the purchase date. The notice of withdrawal must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes; and

•	the principal amount, if any, which remains subject to the purchase notice.

If the notes are not in certificated form, your notice must comply with appropriate DTC procedures.

You must either effect book-entry transfer or deliver the notes, together with necessary endorsements, to the office of the paying agent after delivery of the purchase notice to receive payment of the purchase price. You will receive payment promptly following the later of the purchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money sufficient to pay the purchase price of the notes on the business day following the purchase date, then:

•	the notes will cease to be outstanding and interest will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the purchase price upon delivery or transfer of the notes).

Repurchase at Option of Holders Upon a Designated Event

If a designated event (as defined below) occurs at any time prior to the maturity of the notes, holders may require us to repurchase their notes for cash, in whole or in part, on a repurchase date set by us that is 20 business days after the date of our notice of such designated event. The notes will be redeemable in integral multiples of $1,000 principal amount.

We will redeem the notes at a price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the repurchase date. If the repurchase date is an interest payment date, we will pay interest to the record holder on the relevant record date.

We will mail to all record holders a notice of a designated event within 30 days after it has occurred. We are also required to deliver to the trustee a copy of the designated event notice. The notice must describe the designated event, your right to elect repurchase of notes and the repurchase date. If a holder elects to have its notes redeemed, such holder must deliver to us or our designated agent, on or before the 20th business day after the date of our designated event notice, a repurchase notice and any notes to be redeemed, duly endorsed for transfer. We will promptly pay the repurchase price for notes surrendered for repurchase following the designated event repurchase date.

A “designated event” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock that:

•	is listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange, or

•	is approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in the event of a designated event.

These designated event repurchase rights could discourage a potential acquiror. However, this designated event redemption feature is not the result of management’s knowledge of any specific effort to obtain control of us by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term “designated event” is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to repurchase the notes upon a designated event would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

We may be unable to repurchase the notes in the event of a designated event. If a designated event were to occur, we may not have enough funds to pay the repurchase price for all tendered notes. In addition, any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting redemption of the notes under certain circumstances, or expressly prohibit our repurchase of the notes upon a designated event or may provide that a designated event constitutes an event of default under that agreement. If a designated event occurs at a time when we are prohibited from purchasing or redeeming notes, we could seek the consent of our lenders to redeem the notes or attempt to refinance the notes. If we do not obtain consent, we would not be permitted to purchase or redeem the notes. Our failure to redeem tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.

Merger and Consolidation

The indenture provides that we may not consolidate or merge with or into, or transfer, lease or convey all or substantially all of our properties or assets to another corporation, person or entity as an entirety or substantially as an entirety unless:

•	either we are the continuing corporation, or any successor or purchaser is a corporation, partnership or trust organized under the laws of the United States, any state thereof or the District of Columbia and the successor or purchaser expressly assumes our obligations on the notes under a supplemental indenture in a form reasonably satisfactory to the trustee;

•	in all cases, immediately after giving effect to the transaction, no default or event of default, and no event that, after notice or lapse of time or both, would become an event of default, will have occurred and be continuing; and

•	if a supplemental indenture is to be executed in connection with such consolidation, merger, transfer or lease, we have delivered to the trustee an officers’ certificate and an opinion of counsel stating compliance with these provisions.

Upon any such consolidation, merger, conveyance, lease or transfer in accordance with the foregoing, the successor person formed by such consolidation or share exchange or into which we are merged or to which such sale, assignment, conveyance, lease, transfer or other disposition is made will succeed to, and be substituted for, and may exercise our right and power, under the indenture with the same effect as if such successor had been named as us in the indenture, and thereafter (except in the case of a sale, assignment, transfer, lease, conveyance or other disposition) the predecessor corporation will be relieved of all further obligations and covenants under the indenture and the notes.

Registration Rights

Pursuant to a registration rights agreement, we have agreed for the benefit of the holders of the notes and common stock issued upon conversion thereof that:

•	we will, at our cost, within 90 days after the date of initial issuance of the notes, file a shelf registration statement with the SEC with respect to resales of the notes and the common stock issuable upon their conversion;

•	we will use our reasonable best efforts to cause such shelf registration statement to be declared effective under the Securities Act within 180 days after the closing date of the notes; and

•	we will use our reasonable best efforts to keep the shelf registration statement continuously effective under the Securities Act until the earliest of (i) the expiration of the holding period applicable to sales of the notes and the common stock issuable upon conversion of the notes under Rule 144(k) (or any successor provision) under the Securities Act; (ii) the date as of which all the notes or the common stock issuable upon their conversion have been transferred under Rule 144 under the Securities Act (or any similar provision then in force); and (iii) the date as of which all the notes or the common stock issuable upon their conversion have been sold pursuant to the shelf registration statement.

If the shelf registration statement:

•	is not filed with the SEC on or prior to 90 days after the closing date of the notes, or has not been declared effective by the SEC within 180 days after the closing date of the notes; or

•	is filed and declared effective but shall thereafter cease to be effective (without being succeeded immediately by a replacement shelf registration statement filed and declared effective) or usable for the offer and sale of transfer restricted securities for a period of time (including any suspension period) which exceeds 45 days in the aggregate in any three-month period or 90 days in the aggregate in any 12-month period during the period beginning on the effective date of the shelf registration statement and ending on or prior to the expiration of the holding period applicable to sales of the notes and the common stock issuable upon conversion of the notes under Rule 144(k) (or any successor provision) under the Securities Act,

(both of which we refer to as a “registration default”), we will pay liquidated damages to each holder of transfer restricted securities which has complied with its obligations under the registration rights agreement.

The amount of liquidated damages payable during any period in which a registration default has occurred and is continuing is that amount which is equal to:

•	0.25 percent (or 25 basis points) per annum per $1,000 principal amount of notes or $2.50 per annum per 35.7143 shares of our common stock (subject to adjustment in the event of a stock split, stock recombination, stock dividend and the like) constituting transfer restricted securities, during which such registration default has occurred and is continuing.

We have agreed to pay all accrued liquidated damages, if any, on June 3 and December 3 of each year, to the person in whose name a note is registered at the close of business on the relevant record date, in accordance with the terms of the registration rights agreement. Following the cure of a registration default, liquidated damages will cease to accrue with respect to such registration default.

“Transfer restricted securities” means each note and any share of our common stock issued on conversion thereof until the earliest of the date on which such note or share, as the case may be:

•	has been transferred pursuant to a registration statement covering such note or share which has been filed with the SEC pursuant to the Securities Act, in either case after such registration statement has become, and while such registration statement is, effective under the Securities Act;

•	has been transferred pursuant to Rule 144 under the Securities Act (or any similar provision then in force); or

•	may be sold or transferred pursuant to paragraph (k) of Rule 144 under the Securities Act (or any successor provision promulgated by the SEC).

We will provide or cause to be provided to each holder of the notes or our common stock issuable upon conversion of such notes that has delivered to us a completed notice and questionnaire, as described below, copies of the prospectus, which will be a part of the shelf registration statement. We will also notify or cause to be notified each such holder when the shelf registration statement for the notes or our common stock issuable upon conversion of such notes has become effective and take certain other actions as are required to permit unrestricted resales of the notes or our common stock issuable upon conversion of such notes. A holder of notes or our common stock issuable upon conversion of such notes that sells such securities pursuant to a shelf registration statement:

•	will be required to be named as a selling securityholder in the prospectus related to the shelf registration statement and to deliver a prospectus to purchasers;

•	will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales; and

•	will be bound by the provisions of the registration rights agreement that are applicable to such holder (including certain indemnification and contribution rights or obligations).

We will be permitted to suspend the use of the prospectus which is a part of the shelf registration statement for a period not to exceed either 45 days in the aggregate in any three-month period or 90 days in the aggregate during any twelve-month period (both of which we refer to as a “suspension period”) under certain circumstances including the acquisition or divestiture of assets, to pending corporate developments, public filings with the SEC and similar events. We will pay all expenses of the shelf registration statement; however, each holder will be required to bear the expense of any broker’s commission, agency fee or underwriter’s discount or commission.

Events of Default and Remedies

An event of default is defined in the indenture as being:

(i) a default in payment of the principal of the notes when due upon redemption, repurchase or otherwise;

(ii) a default for 30 days in payment of any installment of interest on or liquidated damages with respect to the notes;

(iii) a failure to comply with or observe in any material respect any other covenant or agreement in respect of the notes contained in the indenture or the notes for 60 days after written notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the notes then outstanding;

(iv) a default in the payment of the designated event repurchase price in respect of the notes on the date for such payment;

(v) a default under any credit agreement, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us or any of our restricted subsidiaries (other than any such indebtedness which is non-recourse to us or such restricted subsidiary (as defined below)), which default:

•	is caused by a failure to pay when due any principal on such indebtedness at the final stated maturity date of such indebtedness, which failure continues beyond any applicable grace period, or

•	results in the acceleration of such indebtedness prior to its express maturity, without such acceleration being rescinded or annulled,

and, in each case, the principal amount of such indebtedness, together with the principal amount of any other such indebtedness under which there is a payment default at the final stated maturity thereof or the maturity of which has been so accelerated, aggregates to $75 million or more and such payment default is not cured or such acceleration is not annulled within 30 days after written notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the notes then outstanding; or

(vi) certain events involving our bankruptcy, insolvency or reorganization.

If an event of default (other than an event of default specified in clause (vi) above) occurs and is continuing, then and in every such case the trustee, by written notice to us, or the holders of not less than 25% in aggregate principal amount of the notes then outstanding, by written notice to us and the trustee, may declare the unpaid principal of, and accrued and unpaid interest and accrued and unpaid liquidated damages, if any, on all the notes then outstanding to be due and payable. Upon such declaration, such principal amount and accrued and unpaid interest and accrued and unpaid liquidated damages, if any, will become immediately due and payable, notwithstanding anything contained in the indenture or the notes to the contrary. If any event of default specified in clause (vi) above occurs, all unpaid principal of and accrued and unpaid interest and liquidated damages, if any, on the notes then outstanding will automatically become due and payable without any declaration or other act on the part of the trustee or any holder of notes.

Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to the provisions of the indenture relating to the duties of the trustee, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any of the holders, unless such holders have offered to the trustee a security or an indemnity satisfactory to it against any cost, expense or liability. Subject to all provisions of the indenture and applicable law, the holders of a majority in aggregate principal amount of the notes then outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. If a default or event of default occurs and is continuing and is known to the trustee, the indenture requires the trustee to mail a notice of default or event of default to each holder within 90 days of the occurrence of such default or event of default. However, the trustee may withhold from the holders notice of any continuing default or event of default (except a default or event of default in the payment of principal, interest or liquidated damages, if any, or redemption price, purchase price or designated event repurchase price, if applicable, on the notes) if it determines in good faith that withholding notice is in their interest. The holders of a majority in aggregate principal amount of the notes then outstanding by written notice to the trustee may rescind any acceleration of the notes and its consequences if all existing events of default (other than the nonpayment of principal of and interest and liquidated damages, if any, on the notes that have become due solely by virtue of such acceleration) have been cured or waived and if the rescission would not conflict with any judgment or decree of any court of competent jurisdiction. No such rescission will affect any subsequent default or event of default or impair any right consequent thereto.

A holder of notes may pursue any remedy under the indenture only if:

•	the holder gives the trustee written notice of a continuing event of default on the notes;

•	the holder of at least 25% in aggregate principal amount of the notes then outstanding makes a written request to the trustee to pursue the remedy;

•	the holder offers to the trustee indemnity reasonably satisfactory to the trustee;

•	the trustee fails to act for a period of 60 days after the receipt of notice and offer of indemnity; and

•	during that 60-day period, the holders of a majority in principal amount of the notes then outstanding do not give the trustee a direction inconsistent with the request.

This provision does not, however, affect the right of a holder of notes to sue for enforcement of the payment of the principal, interest or liquidated damages, if any, or redemption price, purchase price or designated even repurchase price, if applicable, on the holder’s note on or after the respective due dates expressed in its note or the holder’s right to convert its note in accordance with the indenture.

The holders of no less than a majority in aggregate principal amount of the notes then outstanding may, on behalf of the holders of all the notes, waive any past default or event of default under the indenture and its consequences, except default in the payment of principal or interest or liquidated damages, if any, on the notes (other than the nonpayment of principal, interest or liquidated damages, if any, on the notes that have become due solely by virtue of an acceleration that has been duly rescinded as provided above) or in respect of a covenant or provision of the indenture that cannot be modified or amended without the consent of all holders of notes then outstanding.

We are required to deliver to the trustee annually a statement regarding compliance with the indenture and we are required, upon becoming aware of any default or event of default, to deliver to the trustee a statement specifying such default or event of default.

“Restricted subsidiary” means any subsidiary (i) substantially all of the property of which is located, and substantially all of the operations of which are conducted, in the United States, and (ii) which owns a principal property, except a subsidiary which is primarily engaged in the business of a finance company.

“Principal property” means any aircraft, or any aircraft engine installed in any aircraft, that has 75 or more passenger seats, whether now owned or hereafter acquired by us or any restricted subsidiary.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for notes).

Without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

•	reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

•	reduce the principal of or change the fixed maturity of any note or, other than as set forth in the paragraph below, alter the provisions with respect to the redemption or repurchase of the notes;

•	reduce the rate or amount of or change the time for payment of interest, including defaulted interest and liquidated damages, if any, redemption price, purchase price or designated event repurchase price, if applicable, on any notes;

•	waive a default or event of default in the payment of principal of interest or liquidated damages, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes then outstanding and a waiver of the payment default that resulted from such acceleration);

•	make any note payable in money other than that stated in the indenture and the notes;

•	make any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of notes to receive payments of principal, interest or liquidated damages, if any, redemption price, purchase price or designated event repurchase price, if applicable, on the notes;

•	waive a designated event payment with respect to any note;

•	increase the conversion price or, except as permitted by the indenture, modify the provisions of the indenture relating to conversion of the notes in a manner adverse to the holders; or

•	make any change to the abilities of holders of notes to enforce their rights under the indenture or the foregoing provisions or this provision.

Notwithstanding the foregoing, without the consent of any holder of notes, we and the trustee may amend or supplement the indenture or the notes to:

•	cure any ambiguity, defect or inconsistency or make any other changes in the provisions of the indenture which we and the trustee may deem necessary or desirable, provided such amendment does not materially and adversely affect rights of the holders of the notes under the indenture;

•	provide for the assumption of our obligations to holders of notes in the circumstances required under the indenture as described under “—Merger and Consolidation;”

•	provide for conversion rights of holders of notes in certain events such as our consolidation or merger or the sale of all or substantially all of our assets;

•	reduce the conversion price;

•	evidence and provide for the acceptance of the appointment under the indenture of a successor trustee;

•	make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

•	comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939; or

•	modify the restrictions on, and procedures for, resale and other transfers of shares pursuant to law, regulation or practice relating to the resale or transfer of restricted securities generally.

Discharge of the Indenture

We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after the notes have become due and payable, whether at stated maturity or any redemption date, or any purchase date, or a designated event repurchase date, or upon conversion or otherwise, cash or shares of common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture.

Governing Law

The indenture provides that the notes are governed by, and construed in accordance with, the laws of the State of New York.

Form, Exchange, Registration and Transfer

The notes were issued in registered form, without interest coupons. We will not charge a service fee for any registration of transfer or exchange of the notes. We may, however, require the payment of any tax or other governmental charge payable for that registration.

The notes will be exchangeable for other notes, for the same total principal amount and for the same terms but in different authorized denominations, in accordance with the indenture. Holders may present notes for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

We have appointed the trustee as security registrar for the notes. We may at any time rescind that designation or approve a change in the location through which any such security registrar acts. We are required to maintain an office or agency for transfer and exchanges in each place of payment. We may at any time designate additional registrars for the notes.

The registered holder of a note will be treated as the owner of it for all purposes.

Book-Entry; Delivery and Form; Global Note

Notes sold in the United States in reliance on Rule 144A or in offshore transactions in reliance on Regulation S will be represented by a single, permanent global note in definitive, fully registered form without interest coupons. The global note will be deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC in New York, New York for the accounts of participants in DTC.

Investors who are qualified institutional buyers and who purchase notes in reliance on Rule 144A under the Securities Act may hold their interests in the global note directly through DTC if they are DTC participants, or indirectly through organizations that are DTC participants.

Investors who purchase notes in offshore transactions in reliance on Regulation S under the Securities Act may hold their interests in the global note directly through Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream”), if they are participants in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream will hold interests in the global note on behalf of their participants through their respective depositaries, which in turn will hold such interests in the global note in the depositaries’ names on the books of DTC.

Except in the limited circumstances described below, holders of notes represented by interests in the global note will not be entitled to receive notes in definitive form.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York Uniform Commercial Code and a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of institutions that have accounts with DTC (which we refer to as “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (which may include the initial purchaser), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

Upon the issuance of the global note, DTC will credit, on its book-entry registration and transfer system, the respective principal amount of the individual beneficial interests represented by the global note to the accounts of participants. The accounts to be credited shall be designated by the initial purchaser of such beneficial interests. Ownership of beneficial interests in the global note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants’ interests) and such participants (with respect to the owners of beneficial interests in the global note other than participants).

So long as DTC or its nominee is the registered holder and owner of the global note, DTC or such nominee, as the case may be, will be considered the sole legal owner of the notes represented by the global note for all purposes under the indenture and the notes. Except as set forth below, owners of beneficial interests in the global note will not be entitled to receive notes in definitive form and will not be considered to be the owners or holders of any notes under the global note. We understand that under existing industry practice, in the event an owner of a beneficial interest in the global note desires to take any actions that DTC, as the holder of the global note, is entitled to take, DTC would authorize the participants to take such action, and that participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them. No beneficial owner of an interest in the global note will be able to transfer the interest except in accordance with DTC’s applicable procedures, in addition to those provided for under the indenture and, if applicable, those of Euroclear and Clearstream.

Payments of the principal of and interest and liquidated damages, if any, on the notes represented by the global note registered in the name of and held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the global note.

We expect that DTC or its nominee, upon receipt of any payment of principal or interest or liquidated damages, if any, in respect of the global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for accounts of customers registered in the names of nominees for such customers. Such payments, however, will be the responsibility of such participants and indirect participants, and neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or the relationship between such participants and the owners of beneficial interests in the global note.

Unless and until it is exchanged in whole or in part for notes in definitive form, the global note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in the global note from a DTC participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream, as the case may be) immediately following the DTC settlement date, and such credit of any transaction interests in the global note settled during such processing day will be reported to the relevant Euroclear or Clearstream participant on such day. Cash received in Euroclear or Clearstream as a result of sales of interests in the global note by or through a Euroclear or Clearstream participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in DTC.

We expect that DTC will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global note is credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the notes, DTC will exchange the global note for notes in definitive form, which it will distribute to its participants. These notes in definitive form will be subject to certain restrictions on registration of transfers under “Notice to Investors,” and will bear the legend set forth thereunder.

Although we expect that DTC, Euroclear and Clearstream will agree to the foregoing procedures in order to facilitate transfers of interests in the global note among participants of DTC, Euroclear, and Clearstream, DTC, Euroclear and Clearstream are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

If DTC is at any time unwilling to continue as a depositary for the global note and a successor depositary is not appointed by us within 90 days, we will issue notes in fully registered, definitive form in exchange for the global note. Such notes in definitive form will be subject to certain restrictions on registration of transfers described under “Notice to Investors,” and will bear the legend set forth thereunder.

Reports

Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, we will file with the SEC and furnish to the trustee all quarterly and annual financial information (without exhibits) required to be contained in a filing on Forms 10-Q and 10-K, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and, with respect to the annual consolidated financial statements only, a report thereon by our independent auditors.

The Trustee

The Bank of New York Trust Company of Florida, N.A. is the trustee, security registrar, paying agent and conversion agent.

The indenture provides that, except during the continuance of an event of default, the trustee will perform only such duties as are specifically set forth in the indenture. In case an event of default shall occur (and shall not be cured) and holders of the notes have notified the trustee, the trustee will be required to exercise its powers with the degree of care and skill of a prudent person in the conduct of such person’s own affairs. Subject to such provisions, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of notes, unless they shall have offered to the trustee security and indemnity satisfactory to it.

The indenture contains certain limitations on the rights of the trustee, should it become our creditor, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign. The Bank of New York Trust Company of Florida may in the future engage in other commercial banking transactions with us. Pursuant to the Trust Indenture Act of 1939, upon the occurrence of a default with respect to the notes, The Bank of New York Trust Company of Florida may be deemed to have a conflicting interest by virtue of its lending and other business relationships with us. In that event, The Bank of New York Trust Company of Florida would be required to resign as trustee or eliminate the conflicting interest.

No Recourse Against Others

None of our directors, officers, employees, stockholders or affiliates, as such, shall have any liability or any obligations under the notes or the indenture or for any claim based on, in respect of or by reason of such obligations or the creation of such obligations. Each holder by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for the notes.

DESCRIPTION OF CAPITAL STOCK

The following statements relating to the capital stock of Delta do not purport to be complete, and are subject to, and are qualified in their entirety by reference to, the provisions of the following documents, which are filed, or incorporated by reference, as exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2002: (a) Delta’s Certificate of Incorporation (the “Certificate”) and By-Laws; (b) the Certificate of Designations, Preferences and Rights of the Series D Junior Participating Preferred Stock (the “Series D Preferred Stock”) and Series B ESOP Convertible Preferred Stock (the “Series B Preferred Stock”); and (c) the Rights Agreement, dated as of October 23, 1996, as amended (the “Rights Agreement”), between Delta and Wells Fargo Minnesota Bank, N.A., as successor Rights Agent to First Chicago Trust Company of New York as Rights Agent.

General

The Certificate authorizes a total of 470,000,000 shares of capital stock, of which 450,000,000 may be shares of Common Stock and 20,000,000 may be shares of Preferred Stock.

The Preferred Stock may be issued from time to time in one or more series, without stockholder approval, with such voting powers (full or limited), designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions as shall be adopted by the board of directors. Thus, without stockholder approval, Delta could authorize the issuance of Preferred Stock with voting, conversion and other rights that could dilute the voting power and other rights of the holders of Common Stock.

As of September 30, 2003, 123,434,187 shares of Common Stock were outstanding; 57,477,097 shares of Common Stock were held in treasury; 2,250,000 shares of Series D Preferred Stock had been authorized and reserved for issuance in connection with the Rights described below; 5,887,361 shares of Series B Preferred Stock were outstanding and 10,099,768 shares of Common Stock were reserved for issuance upon the conversion of the Series B Preferred Stock; 23,654,861 shares of Common Stock were reserved for issuance under Delta’s broad-based employee stock option plans; 15,862,701 shares of Common Stock were reserved for issuance under Delta’s 2000 Performance Compensation Plan; 250,000 shares of Common Stock were reserved for issuance under Delta’s Non-Employee Directors’ Stock Option Plan; and 445,558 shares of Common Stock were reserved for issuance under Delta’s Non-Employee Directors’ Stock Plan.

Common Stock

Subject to the rights of the holders of any shares of Preferred Stock that may at the time be outstanding, record holders of Common Stock are entitled to such dividends as the board of directors may declare. Holders of Common Stock are entitled to one vote for each share held in their name on all matters submitted to a vote of stockholders and do not have preemptive rights or cumulative voting rights. Holders of the Series B Preferred Stock generally vote as a single class with the holders of Common Stock on matters upon which the Common Stock is entitled to vote and, subject to adjustment in certain circumstances, are entitled to one vote for each share of Series B Preferred Stock held in their name. Holders of Common Stock are not subject to further calls or assessments as a result of their holding shares of Common Stock.

If Delta is liquidated, the holders of shares of Common Stock are entitled to share ratably in the distribution remaining after payment of debts and expenses and of the amounts to be paid on liquidation to the holders of shares of Preferred Stock.

Wells Fargo Minnesota Bank, N.A., is the registrar and transfer agent for the Common Stock.

Shareowner Rights Plan

The Shareowner Rights Plan is designed to protect shareowners against attempts to acquire Delta that do not offer an adequate purchase price to all shareowners, or are otherwise not in the best interest of Delta and our shareowners. Under the plan, each outstanding share of common stock is accompanied by one-half of a preferred stock purchase right. Each whole right entitles the holder to purchase  1/100 of a share of Series D Junior Participating Preferred Stock at an exercise price of $300, subject to adjustment.

The rights become exercisable only after a person acquires, or makes a tender or exchange offer that would result in the person acquiring, beneficial ownership of 15% or more of our common stock. If a person acquires beneficial ownership of 15% or more of our common stock, each right will entitle its holder (other than the acquiring person) to exercise his rights to purchase our common stock having a market value of twice the exercise price.

If a person acquires beneficial ownership of 15% or more of our common stock and (1) we are involved in a merger or other business combination in which Delta is not the surviving corporation or (2) we sell more than 50% of our assets or earning power, then each right will entitle its holder (other than the acquiring person) to exercise his rights to purchase common stock of the acquiring company having a market value of twice the exercise price.

The rights expire on November 4, 2006. Delta may redeem the rights for $0.01 per right at any time before a person becomes the beneficial owner of 15% or more of our common stock. At September 30, 2003, 2,250,000 shares of preferred stock were reserved for issuance under the Shareowner Rights Plan.

The rights have certain anti-takeover effects. The rights could cause substantial dilution to a person or group that attempts to acquire Delta without conditioning the offer on redemption of the rights or on acquisition of substantially all of the rights. The rights should not, however, interfere with any merger or other business combination approved by the board of directors since the rights may be redeemed by Delta as described above.

Certain Other Provisions of the Certificate

Delaware law permits a corporation to eliminate the personal liability of its directors to the corporation or to any of its stockholders for monetary damages for a breach of fiduciary duty as a director, except (i) for breach of the director’s duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for certain unlawful dividends and stock repurchases or (iv) for any transaction from which the director derived an improper personal benefit. The Certificate provides that no director of Delta will be personally liable to Delta or its stockholders for monetary damages for any breach of his fiduciary duty as a director, except as provided by Delaware law.

As permitted by Delaware law, the Certificate permits stockholder action by written consent only if such consent is unanimous. The affirmative vote of the holders of at least 75% of Delta’s then outstanding voting stock is required to amend, alter or repeal this provision.

The Certificate also provides that any “Business Combination” involving Delta and a person (other than Delta or any subsidiary or employee benefit plan of Delta) who beneficially owns 10% or more of Delta’s voting stock (a “Related Person”) must be approved by (i) the holders of at least 75% of the votes entitled to be cast by the holders of Delta’s capital stock entitled to vote generally on the election of directors and (ii) a majority of the votes entitled to be cast by the holders of such voting stock, excluding stock beneficially owned by such Related Person (the “Voting Requirement”). The Voting Requirement does not apply if the Business Combination is approved by a majority of Continuing Directors (as defined), or complies with certain minimum price, form of consideration and other requirements. The Certificate defines Business Combination to include, among other things, (i) any merger or consolidation of Delta with, into or for the benefit of a Related Person; (ii) the sale by Delta of assets or securities to a Related Person, or any other arrangement with or for the benefit of a Related Person, which involves assets or securities valued at an amount equal to at least $15 million; (iii) the acquisition by Delta of assets or securities of a Related Person valued at an amount equal to at least $15 million; or (iv) the adoption of any plan for the liquidation or dissolution of Delta. Some of the Business Combinations to which the

Voting Requirement would apply would not normally require stockholder approval under Delaware law. This provision of the Certificate cannot be amended, altered or repealed except by a vote similar to the Voting Requirement.

Series B Preferred Stock

General

On July 10, 1989, Delta amended its Delta Family-Care Savings Plan (the “Savings Plan”), effective July 1, 1989, to add an employee stock ownership plan feature (the “ESOP”). In connection with the establishment of the ESOP, Delta sold 6,944,450 shares of Series B Preferred Stock to the trustee of the ESOP for $72 per share, or approximately $500 million.

In order to finance the purchase of the Series B Preferred Stock, the ESOP issued $481,400,400 principal amount of Guaranteed Serial ESOP Notes (the “Guaranteed Serial ESOP Notes”). The Guaranteed Serial ESOP Notes are guaranteed by Delta.

Delta is obligated to make payments to the ESOP in order for the ESOP to make payments due under the Guaranteed Serial ESOP Notes and to fund investment elections of participants. As payments on the Guaranteed Serial ESOP Notes are made, shares of Series B Preferred Stock become available to be allocated to the participants’ accounts. All shares of Series B Preferred Stock not so credited are treated as unallocated under the Savings Plan.

The shares of Series B Preferred Stock will be held in the name of the trustee (or its nominee) until redemption or conversion, and may not be sold by the trustee or distributed outside the Savings Plan except for resale to Delta. In the event of any transfer of shares of Series B Preferred Stock to any person other than the trustee, the shares so transferred, upon such transfer, shall be automatically converted into shares of Common Stock.

Each share of Series B Preferred Stock has a stated value of $72; bears an annual cumulative cash dividend of 6% or $4.32; is convertible into 1.7155 shares of Common Stock (a conversion price of $41.97), subject to adjustment in certain circumstances; has a liquidation preference of $72, plus any accrued and unpaid dividends; generally votes together as a single class with the Common Stock on matters upon which the Common Stock is entitled to vote; and has one vote, subject to adjustment in certain circumstances. If full cumulative dividends on the Series B Preferred Stock have not been paid when due, Delta (i) may pay only ratable dividends (in proportion to the accumulated and unpaid dividends) on the Series B Preferred Stock and (ii) may not pay dividends on the Common Stock or make any payment on account of the purchase, redemption or other retirement of common stock.

As of September 30, 2003, there were issued and outstanding 5,887,361 shares of Series B Preferred Stock.

Mandatory Redemption

Delta is required to redeem shares of Series B Preferred Stock, at any time, at a redemption price (the “Alternative Redemption Price”) equal to the greater of (i) the liquidation value of the Series B Preferred Stock to be redeemed and (ii) the fair market value of the shares of Common Stock issuable upon conversion of the Series B Preferred Stock to be redeemed plus, in either case, accrued and unpaid dividends on such shares of Series B Preferred Stock, to enable the trustee to provide for distributions to participants or to satisfy investment elections by participants under the Savings Plan. Delta is also required to redeem all of the outstanding shares of Series B Preferred Stock, at the redemption prices described below in the first sentence under “Optional Redemption” if (i) the Savings Plan is terminated or (ii) the ESOP is terminated.

Delta may, at its option, pay the redemption price required upon any mandatory redemption of shares of Series B Preferred Stock in cash or shares of Common Stock (valued at fair market value), or in a combination thereof.

Optional Redemption

The Series B Preferred Stock is redeemable, in whole or in part, at $72.00 per share, plus, in each case, an amount equal to all accrued and unpaid dividends thereon to the date fixed for redemption.

Delta may redeem the Series B Preferred Stock, in whole or in part, at a redemption price equal to the liquidation preference of the Series B Preferred Stock to be redeemed, if a change in any law or regulation has the effect of limiting or making unavailable to Delta any of the tax deductions for amounts paid on the shares of Series B Preferred Stock when such amounts are used under Section 404(k)(2) of the Internal Revenue Code of 1986, as amended (the “Code”). Delta may also redeem any or all of the Series B Preferred Stock, at its option, at the Alternative Redemption Price if the ESOP fails to qualify under Section 4975 of the Code. Upon the termination of a Savings Plan participant’s employment, Delta may elect to redeem any or all of the Series B Preferred Stock held for the account of such participant at the Alternative Redemption Price.

Delta may, at its option, pay the redemption price required upon any voluntary redemption of shares of Series B Preferred Stock in cash or in shares of Common Stock (valued at fair market value), or in a combination thereof.

Voting

The Savings Plan provides that shares of Series B Preferred Stock allocated to the account of a Savings Plan participant will be voted by the trustee in accordance with the participant’s confidential voting instructions or, if no voting instructions are received by the trustee, such shares will be voted by the trustee in its discretion. The Savings Plan further provides that shares of Series B Preferred Stock not yet allocated to any participant’s account will be voted by the trustee in proportion to the votes cast with respect to allocated shares of Series B Preferred Stock for which voting instructions are received.

Limitations on Directors’ Liability

Our certificate of incorporation eliminates the personal liability of a director to us and our stockholders for certain breaches of his or her fiduciary duty as a director to the fullest extent permitted under the General Corporation Law of the State of Delaware.

This provision offers persons who serve on our board of directors protection against awards of monetary damages resulting from certain breaches of their fiduciary duty, including grossly negligent business decisions made in connection with takeover proposals for us, and limits our ability or the ability of one of our stockholders to prosecute an action against a director for a breach of fiduciary duty.

Indemnification of Officers and Directors

Our by-laws provide that we will indemnify any of our officers or directors to the fullest extent permitted by the General Corporation Law of the State of Delaware against all expenses, liability and loss incurred in connection with any action, suit or proceeding in which any such person may be involved by reason of the fact that he or she is or was our director or officer. In addition, the board of directors, in its discretion, may indemnify any other person, other than a director or officer, by reason of the fact that such person is or was our employee or agent. We carry insurance policies in standard form indemnifying our directors and officers against liabilities arising from certain acts performed by them in their capacities as our directors and officers. These policies also indemnify us for any sums we may be required or permitted to pay by law to our directors and officers as indemnification for expenses they may have incurred.

Exchange Listing

Our common stock is listed on the New York Stock Exchange under the symbol “DAL.”

SELLING SECURITYHOLDERS

We originally issued the securities in a private placement in June 2003. The notes were resold by the initial purchasers to qualified institutional buyers within the meaning of Rule 144A under the Securities Act in transactions exempt from registration under the Securities Act. The notes and the underlying common stock that may be offered with this prospectus will be offered by the selling securityholders, which includes their transferees, pledgees or donees or their successors. The following table sets forth certain information concerning the principal amount of notes beneficially owned by each selling securityholder and the number of shares of underlying common stock that may be offered from time to time with this prospectus.

The number of shares of common stock shown in the table below assumes conversion of the full amount of notes held by such holder at the initial conversion rate of 35.7143 shares per $1,000 principal amount of securities. This conversion rate is subject to certain adjustments. Accordingly, the number of shares of common stock issuable upon conversion of the securities may increase or decrease from time to time. Under the terms of the indenture, fractional shares will not be issued upon conversion of the debt securities. Cash will be paid instead of fractional shares, if any.

We have prepared the table below based on information given to us by the selling securityholders on or prior to the date of this prospectus. However, any or all of the notes or the common stock listed below may be offered for sale with this prospectus by the selling securityholders from time to time. Accordingly, no estimate can be given as to the amount of notes or common stock that will be held by the selling securityholders upon consummation of any sales. In addition, the selling securityholders listed in the table below may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their securities since the date this information was last provided to us.

Information about the selling securityholders may change over time. Any changed information will be set forth in post-effective amendments. From time to time, additional information concerning ownership of the notes and the common stock may rest with holders of notes or the common stock not named in the table below and of whom we are unaware.

Name of Selling Securityholder	Principal Amount of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock That May be Sold	Percentage of Common Stock Outstanding
401K Savings Plan of the Chase Manhattan Bank High Yield Bond Fund	$415,000	*	14,821	*
The 1199 Health Care Employees Pension Fund High Yield	$555,000	*	19,821	*
ACE Tempest Reinsurance Ltd.	$145,000	*	5,178	*
ADi Alternative Investments c/o Kallista Master Fund	$2,000,000	*	71,428	*
AFTRA Health Fund	$190,000	*	6,785
AG Domestic Convertibles, L.P.	$11,025,000	3.15%	393,750	*
AG Offshore Convertibles, Ltd.	$20,475,000	5.85%	731,250	*
Allstate Insurance Company	$1,100,000	*	39,285	*
Alta Partners Holdings LDC	$3,500,000	1.00%	125,000	*
Anschutz Foundation	$70,000	*	2,500	*
Arbitex Master Fund, L.P.	$20,000,000	5.71%	714,286	*
Argent Classic Convertible Arbitrage Fund, L.P.	$1,750,000	*	58,928	*
Argent Classic Convertible Arbitrage Fund II, L.P.	$500,000	*	17,857	*
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.	$4,750,000	1.36%	169,642	*
Argent LowLev Convertible Arbitrage Fund LLC	$600,000	*	21,428	*
Arkansas PERS	$1,025,000	*	36,607	*
Avaya Inc	$105,000	*	3,750	*
Bank Austria Cayman Islands, LTD.	$3,703,000	1.06%	132,250	*
Bay County Pers	$130,000	*	4,642	*
BNP Paribas Equity Strategies, SNC	$2,002,000	*	71,500	*
BNY Capital Markets, Inc.	$500,000	*	17,857	*

Name of Selling Securityholder	Principal Amount of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock That May be Sold	Percentage of Common Stock Outstanding
Boilermakers Blacksmith Pension Trust	$1,310,000	*	46,785	*
Briggs & Stratton	$55,000	*	1,964	*
The Cambridge Contributory Retirement System	$65,000	*	2,321	*
CIBC World Markets	$1,000,000	*	35,714	*
The City of Memphis Retirement System High Yield	$215,000	*	7,678	*
City of Montreal High Yield	$125,000	*	4,464	*
Class C Trading Company, Ltd.	$400,000	*	14,285	*
CNH CA Master Account, L.P.	$2,000,000	*	71,428	*
Coda Capital Management, LLC	$900,000	*	32,142	*
Coda—KPHE Convertible	$100,000	*	3,571	*
Convertible Securities Fund	$100,000	*	3,571	*
CooperNeff Convertible Strategies (Cayman) Master Fund, L.P.	$2,172,000	*	77,571	*
DB Equity Opportunities Master Portfolio Ltd.	$2,000,000	*	71,428	*
Deam Convertible Arbitrage	$1,000,000	*	35,714	*
Delaware PERS	$1,470,000	*	52,500	*
Duke Endowment	$260,000	*	9,285	*
EA/MacKay High Yield Cayman Unit Trust	$2,895,000	*	103,392	*
Fairfax County Employees Retirement System High Yield	$95,000	*	3,392	*
Federal Insurance Company (Chubb)	$330,000	*	11,785	*
Fondation Lucie et Andre Chagnon High Yield	$100,000	*	3,571	*
Froley Revy Investment Convertible Security Fund	$150,000	*	5,357	*
General Motors Employee Global Group Pension Trust	$1,110,000	*	39,642	*
General Motors Foundation, Inc.	$70,000	*	2,500	*
GLG Global Convertible Fund	$13,400,000	3.83%	478,571	*
GLG Global Convertible UCITS Fund	$5,100,000	1.46%	182,142	*
GLG Market Neutral Fund	$95,000,000	27.14%	3,392,858	*
Guggenheim Portfolio Co. XV, LLC	$1,474,000	*	52,642	*
Hamburger Pensionskasse von 1905 VvaG	$295,000	*	10,535	*
Hong Kong Hospital Authority	$355,000	*	12,678	*
ICI American Holdings Trust	$330,000	*	11,785	*
Illinois Municipal Retirement Fund High Yield	$620,000	*	22,142	*
JP Morgan Securities Inc.	$5,490,000	1.57%	196,071	*
KBC Financial Products (Cayman Islands) Ltd.	$2,000,000	*	71,428	*
KBC Multi-Strategy Arbitrage Fund	$10,500,000	3.00%	375,000	*
The Long-Term Investment Trust (AT&T)	$1,050,000	*	37,500	*
Los Angeles Fire and Police High Yield	$475,000	*	16,964	*
Lyxor Master Fund	$600,000	*	21,428	*
Lyxor/Convertible Arbitrage Fund Limited	$154,000	*	5,500	*
MacKay Shields Long Short Fund	$215,000	*	7,678	*
MacKay Shields Long Short Fund Master	$1,225,000	*	43,750	*
MacKay Shields Trust High Yield Corporate Bond	$515,000	*	18,392	*
Mainstay Convertible Fund	$3,705,000	1.06%	132,321	*
Mainstay High Yield Bond Fund	$11,530,000	3.29%	411,785	*
Mainstay Strategic Income High Yield Fund	$95,000	*	3,392	*
Mainstay Strategic Value Bond Fund	$20,000	*	714	*
Mainstay VP Convertible Fund	$1,700,000	*	60,714	*
Mainstay VP Series High Yield Bond Fund	$1,900,000	*	67,857	*
Mariner LDC	$1,250,000	*	44,642	*
Maystone Continuum Master Fund Ltd.	$1,250,000	*	44,642	*
McMahan Securities Co. L.P.	$1,000,000	*	35,714	*
Microsoft Corporation	$500,000	*	17,857	*
MLG-NYL US High Yield	$120,000	*	4,285	*
Nations Annuity Fund High Yield	$155,000	*	5,535	*
Nations Convertible Securities Fund	$11,900,000	3.40%	425,000	*
Nations Master Investment High Yield	$2,885,000	*	103,035	*
New York District Council of Carpenters Pension Plan	$105,000	*	3,750	*
New York Life Insurance Company (Post 82)	$2,100,000	*	75,000	*
New York Life Insurance Company (Pre 82)	$960,000	*	34,285	*
New York Life Separate Account #7	$45,000	*	1,607	*
Newport Alternative Income Fund	$340,000	*	12,142	*
NiSource Corp. Services Company High Yield	$210,000	*	7,500	*
Nuveen Preferred & Convertible Fund JQC	$5,000,000	1.43%	178,571	*

Name of Selling Securityholder	Principal Amount of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock That May be Sold	Percentage of Common Stock Outstanding
Nuveen Preferred & Convertible Income Fund JPC	$6,110,000	1.75%	218,214	*
NYC Fire Department	$210,000	*	7,500	*
NYC Police	$365,000	*	13,035	*
OCM High Income Convertible Fund II Limited Partnership	$815,000	*	29,107	*
OCM High Income Convertible Limited Partnership	$1,000,000	*	35,714	*
Ohio Police & Fire Pension Fund High Yield	$515,000	*	18,392	*
Paxson L.W. Crut Convertible Bond	$100,000	*	3,571	*
Pennsylvania Public Schools Employees’ Retirement System	$1,295,000	*	46,250	*
Pensieonfonds Metaal en Techniek	$950,000	*	33,928	*
The Pension Plan of Constellation Energy Group High Yield	$95,000	*	3,392	*
Police Officers Pension System of the City of Houston	$145,000	*	5,178	*
Policemen’s and Firefighters’ Retirement Fund of Lexington Fayette Urban County Government	$60,000	*	2,142	*
Prudential Insurance Co of America	$90,000	*	3,214	*
Pyramid Equity Strategies Fund	$500,000	*	17,857	*
Ramius Capital Group	$1,424,000	*	50,857	*
Ramius, LP	$237,000	*	8,464	*
Ramius Master Fund, LTD	$12,339,000	3.53%	440,678	*
Ramius Partners II, LP	$237,000	*	8,464	*
RCG Baldwin, LP	$712,000	*	25,428	*
RCG Halifax Master Fund, LTD	$712,000	*	25,428	*
RCG Latitude Master Fund, LTD	$13,838,000	3.95%	494,214	*
RCG Multi Strategy Master Fund, LTD	$1,587,000	*	56,678	*
RenaissanceRe Holdings Ltd.	$435,000	*	15,535	*
Rhode Island Employees Retirement System	$220,000	*	7,857	*
RK Mellon Foundation	$160,000	*	5,714	*
San Antonio Fireman & Police Pension Fund	$140,000	*	5,000	*
San Diego County Employees’ Retirement Association	$110,000	*	3,928	*
Scottish Widows Fund & Life Assurance Society High Yield	$750,000	*	26,785	*
Silver Convertible Arbitrage Fund, LDC	$400,000	*	14,285	*
Silverback Master, LTD	$7,000,000	2.00%	250,000	*
Silvercreek II Limited	$865,000	*	30,892	*
Silvercreek Limited Partnership	$1,795,000	*	64,107	*
Singlehedge US Convertible Arbitrage Fund	$386,000	*	13,785	*
State of Oregon/Equity	$4,625,000	1.32%	165,178	*
Stichting Philips Pensioenfonds High Yield	$165,000	*	5,892	*
Sturgeon Limited	$112,000	*	4,000	*
Syngenta AG	$250,000	*	8,928	*
Tennessee Valley Authority Retirement System High Yield	$580,000	*	20,714	*
Tewskburg Investment Fund Ltd.	$200,000	*	7,142	*
Travelers Indemnity Company—Commercial Lines	$100,000	*	3,571	*
Travelers Indemnity Company—Personal Lines	$65,000	*	2,321	*
Tripar Partnership	$145,000	*	5,178	*
Value Line Convertible Fund, Inc	$350,000	*	12,500	*
Van Eck WW Absolute Return Fund—CODA	$100,000	*	3,571	*
Wachovia Securities Inc.	$18,750,000	5.36%	669,643	*
Writers Guild Industry Health Fund	$60,000	*	2,142	*
Xavex Convertible Arbitrage 2 Fund	$300,000	*	10,714	*
Xavex Convertible Arbitrage 5 Fund	$1,237,000	*	44,178	*
Xavex Convertible Arbitrage 10 Fund	$500,000	*	17,857	*
Zeneca Holdings Trust	$625,000	*	22,321	*
Zurich Institutional Benchmark Master Fund LTD	$100,000	*	3,571	*

Total**	$350,000,000	100.0%	12,500,005	*

*	Less than 1%
**	The sum of the listed principal amount of notes beneficially owned by selling securityholders is actually more than $350,000,000 because certain of the selling securityholders may have transferred notes pursuant to Rule 144A or otherwise reduced their position prior to selling pursuant to this prospectus, and as a result we have received beneficial ownership information from additional selling securityholders. The maximum principal amount of notes that may be sold under this prospectus will not exceed $350,000,000.

None of the selling securityholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliate except as set forth below. J.P. Morgan

Securities Inc. was the initial purchaser in connection with the private placement of the notes and have, along with certain of their affiliates, engaged and may engage in investment banking transactions with us.

Only selling securityholders identified above who beneficially own the securities set forth opposite each such selling securityholders’s name in the foregoing table on the effective date of the registration statement of which this prospectus forms a part may sell such securities under the registration statement. Prior to any use of this prospectus in connection with an offering of the notes and/or the underlying common stock by any holder not identified above, this prospectus will be amended to set forth the name and other information about the selling securityholder intending to sell such notes and the underlying common stock. The post-effective amendment will also disclose whether any selling securityholder selling in connection with such post-effective amendment has held any position or office with, been employed by or otherwise has had a material relationship with, us or any of our affiliates during the three years prior to the date of the post-effective amendments if such information has not been disclosed in this prospectus.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following are the material U.S. federal tax consequences of ownership and disposition of the notes and, with respect to Non-U.S. Holders (as defined below), of common stock. This discussion applies only to notes:

•	purchased by initial holders who purchase notes at the “issue price,” which will equal the first price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the notes is sold for money; and

•	held as capital assets.

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of his particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers in securities or foreign currencies;

•	persons holding notes as part of a hedge;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax; and

•	persons that own, or are deemed to own, more than 5% of the common stock of Delta or who, on the date of acquisition of the notes, own notes with a fair market value of more than 5% of the fair market value of the common stock of Delta.

This summary is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. Persons considering the purchase of notes are urged to consult their tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Tax Consequences to U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The term “U.S. Holder” also includes certain former citizens and residents of the United States.

Payments of Interest

It is expected that the notes will be issued without original issue discount for U.S. federal income tax purposes. Accordingly, interest paid on a note will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the Holder’s method of accounting for federal income tax purposes.

If, however, the “stated redemption price at maturity” of the notes (generally, the sum of all payments required under the note other than payments of stated interest) exceeds their issue price by more than a de minimis amount, a U.S. Holder will be required to include such excess in gross income as original issue discount, as it accrues, in accordance with a constant-yield method based on a compounding of interest, prior to the receipt of cash payments attributable to this income.

Sale, Exchange, Redemption or Retirement of the Notes

Upon the sale, exchange, redemption or retirement of a note (other than a conversion into common stock), a U.S. Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or retirement and the Holder’s adjusted tax basis in the note. For these purposes, the amount realized does not include any amount attributable to accrued and unpaid interest. Amounts attributable to accrued and unpaid interest are treated as interest, as described under “Payments of Interest” above. Gain or loss realized on the sale, exchange, redemption or retirement of a note will generally be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange, redemption or retirement the note has been held for more than one year. The deductibility of capital losses is subject to limitations.

Conversion into Common Stock

A U.S. Holder’s conversion of a note into common stock will not be a taxable event, except that the receipt of cash in lieu of a fractional share of common stock will result in capital gain or loss (measured by the difference between the cash received in lieu of the fractional share and the U.S. Holder’s tax basis attributable to the fractional share, as described in the next paragraph), and the fair market value of common stock received with respect to accrued and unpaid interest will be taxed as a payment of interest (as described above).

A U.S. Holder’s tax basis in common stock received upon a conversion of a note will be the same as the U.S. Holder’s basis in the note at the time of conversion, reduced by any basis allocated to a fractional share and increased, for a cash method Holder, by the amount of income recognized with respect to accrued interest. The U.S. Holder’s holding period for the common stock received will include the Holder’s holding period for the note converted, except that the holding period of any common stock received with respect to accrued and unpaid interest will commence on the day after the date of conversion.

Constructive Dividends

If Delta were to make a distribution of property to stockholders (for example, distributions of evidences of indebtedness or assets, but generally not stock dividends or rights to subscribe for Delta’s common stock) and the conversion price underlying the notes were decreased pursuant to the anti-dilution provisions of the indenture, such decrease would be deemed to be a distribution to U.S. Holders. In addition, any other decrease in the conversion price of the notes may, depending on the circumstances, be deemed to be a distribution to U.S. Holders. Any such deemed distribution will be taxed in the same manner as an actual distribution. In certain circumstances, the failure to make an adjustment of the conversion price under the indenture may result in a taxable distribution to holders of Delta’s common stock.

Backup Withholding and Information Reporting

Information returns will be filed with the Internal Revenue Service in connection with payments on the notes and the proceeds from a sale or other disposition of the notes. A U.S. Holder will be subject to U.S. backup withholding tax on these payments if the U.S. Holder fails to provide its taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Tax Consequences to Non-U.S. Holders

As used herein, the term “Non-U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	an individual who is classified as a nonresident alien for U.S. federal income tax purposes;

•	a foreign corporation; or

•	a foreign estate or trust.

“Non-U.S. Holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition of the notes or common stock but is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of the notes or common stock.

Payments on the Notes

Subject to the discussion below concerning backup withholding, payments of principal and interest (including original issue discount, if any) on the notes by Delta or any paying agent to any Non-U.S. Holder will not be subject to U.S. federal withholding tax, provided that, in the case of interest:

•	the Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of stock of Delta entitled to vote and is not a controlled foreign corporation, as defined in the Code, related, directly or indirectly, to Delta through stock ownership; and

•	the certification requirement described below has been fulfilled with respect to the beneficial owner, as discussed below.

Certification Requirement

Interest with respect to a note will not be exempt from withholding tax unless the beneficial owner of the note certifies on Internal Revenue Service Form W-8BEN, under penalties of perjury, that it is not a U.S. person.

If a Non-U.S. Holder of a note is engaged in a trade or business in the United States, and if interest on the note is effectively connected with the conduct of this trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be taxed in the same manner as a U.S. Holder (see “Tax Consequences to U.S. Holders” above), except that the Holder will be required to provide a properly executed Internal Revenue Service Form W-8ECI in order to claim an exemption from withholding tax. These holders are urged to consult their own tax advisors with respect to other U.S. tax consequences of the ownership and disposition of notes, including, in the case of corporations, the possible imposition of a 30% branch profits tax (or an applicable lower treaty rate).

Payments of interest on the notes that do not meet the foregoing requirements generally will be subject to U.S. federal withholding tax at a rate of 30% (or a lower applicable treaty rate, provided certain certification requirements are met).

Sale, Exchange or Other Disposition of Notes or Shares of Common Stock

Subject to the discussion below concerning backup withholding, a Non-U.S. Holder generally will not be subject to U.S. federal income tax (or any withholding thereof) on gain realized on a sale or other disposition of notes or common stock, unless:

•	the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States; or

•	Delta is or has been a U.S. real property holding corporation, as defined in the Code, at any time within the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, whichever period is shorter, and the common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

Delta does not believe that it is, and does not anticipate becoming, a U.S. real property holding corporation.

Conversion into Common Stock

A Non-U.S. Holder’s conversion of a note into common stock will not be a taxable event. However, to the extent that a Non-U.S. Holder receives cash in lieu of a fractional share upon conversion, any gain upon the receipt of cash would be subject to the rules described above regarding the sale or exchange of common stock.

Dividends

Dividends (including deemed dividends on the notes described above under “Tax Consequences to U.S. Holders—Constructive Dividends”) paid to a Non-U.S. Holder of common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a Non-U.S. Holder will be required to provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty.

The withholding tax does not apply to dividends paid to a Non-U.S. Holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the Non-U.S. Holder were a U.S. Holder. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Federal Estate Tax

A note held by an individual may be subject to U.S. federal estate tax as a result of the individual’s death if the individual:

•	was a U.S. Holder; or

•	owned, actually or constructively, 10% or more of the total combined voting power of all classes of stock of Delta entitled to vote and, at the time of the individual’s death, payments on the note would have been effectively connected to the conduct by the holder of a trade or business in the United States.

An individual non-U.S. Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in Delta’s common stock will be required to include the value of the stock in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Information returns will be filed with the U.S. Internal Revenue Service in connection with payments on the notes and dividends on the common stock. Unless the Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person, information returns may be filed with the U.S. Internal Revenue Service in connection with the proceeds from a sale or other disposition of the notes and common stock and the Non-U.S. Holder may be subject to U.S. backup withholding tax on payments on the notes or on dividends or the proceeds from a sale or other disposition of the notes or common stock. The certification procedures required to claim the exemption from withholding tax on interest described above will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Nonconfidentiality

Effective from the date of commencement of discussions concerning the offering described herein, you and each of your employees, representatives, or other agents may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transaction described herein and all materials of any kind, including opinions or other tax analyses, that have been provided to you relating to such tax treatment and tax structure. However, the foregoing does not constitute an authorization to disclose the identity of Delta or the initial purchaser or their respective affiliates, agents or advisers, or, except to the extent relating to such tax structure or tax treatment, any specific pricing terms or commercial or financial information.

PLAN OF DISTRIBUTION

We will not receive any of the proceeds of the sale of the notes and the underlying common stock offered by this prospectus. The aggregate proceeds to the selling securityholders from the sale of the notes or underlying common stock will be the purchase price of the notes or underlying common stock less any discounts and commissions. A selling securityholder reserves the right to accept and, together with their agents, to reject, any proposed purchase of notes or common stock to be made directly or through agents.

The notes and the underlying common stock may be sold from time to time to purchasers:

•	directly by the selling securityholders and their successors, which includes their transferees, pledgees or donees or their successors, or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying common stock. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

The selling securityholders and any underwriters, broker-dealers or agents who participate in the distribution of the debt securities and the underlying common stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any selling securityholder which is a broker-dealer or an affiliate of a broker-dealer will be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, unless such selling securityholder purchased in the ordinary course of business; and at the time of its purchase of the notes to be resold, did not have any agreements or understandings, directly or indirectly, with any person to distribute the notes. As a result, any profits on the sale of the notes and the underlying common stock by selling securityholders who are deemed to be underwriters and any discounts, commissions or concessions received by any such broker-dealers or agents who are deemed to be underwriters will be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to prospectus delivery requirements of the Securities Act and to certain statutory liabilities, including, but not limited to, those relating to Sections 11, 12 and 17 of the Securities Act and Rule l0b-5 under the Exchange Act. To our knowledge, none of the selling securityholders who are broker-dealers or affiliates of broker-dealers, other than the initial purchasers, purchased the notes outside of the ordinary course of business or, at the time of the purchase of the notes, had any agreements or understandings, directly or indirectly, with any person to distribute the notes.

If the notes and the underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

The notes and the underlying common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to such prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the debt securities and underlying common stock may be listed or quoted at the time of the sale, including the New York Stock Exchange in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options, whether such options are listed on an options exchange or otherwise through the settlement of short sales.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with the sales of the notes and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or other financial institutions may in turn engage in short sales of the note or the underlying common stock in the course of hedging their positions. The selling securityholders may also (1) sell the notes and underlying common stock short and delivery notes and the underlying common stock to close out short positions, or (2) loan or pledge debt securities or the underlying common stock to broker-dealers that in turn may sell the notes and the underlying common stock.

A short sale of the notes or the underlying common stock by a broker-dealer, financial institution or selling securityholder would involve the sale of such notes or underlying common stock that are not owned, and therefore must be borrowed, in order to make delivery of the security in connection with such sale. In connection with a short sale of the notes or the underlying common stock a broker-dealer, financial institution or selling securityholder may purchase the notes or our common stock on the open market to cover positions created by short sales. In determining the source of the notes or shares of common stock to close out such short positions, the broker-dealer, financial institution or selling securityholders may consider, among other things, the price of shares of the notes or common stock available for purchase in the open market.

At the time a particular offering of the securities is made, if required, a prospectus supplement will be distributed, which will set forth the names of the selling securityholders, the aggregate amount and type of securities being offered and the terms of the offering, including, to the extend required, (1) the name or names of any underwriters, broker-dealers or agents, (2) any discounts, commissions and other terms constituting compensation from the selling securityholders and (3) any discounts, commissions or concessions allowed or reallowed to be paid to broker-dealers.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholder and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders.

Our common stock trades on the New York Stock Exchange under the symbol “DAL.” We do not intend to apply for listing of the notes on any securities exchange or for quotation through Nasdaq. Accordingly, no assurances can be given as to the development of liquidity or any trading market for the notes. See “Risk Factors—Risk Factors relating to the Offering.”

We cannot assure you that any selling securityholder will sell any or all of the notes or the underlying common stock with this prospectus. Further, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus. In addition, any notes or underlying common stock covered by this prospectus that qualify for sale under Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. The notes and the underlying common stock may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the notes and underlying common stock may not be sold unless they have been registered or qualified for sale or the sale is entitled to an exemption from registration.

The selling securityholders and any other person participating in the sale of notes or the underlying common stock will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and the underlying common stock being distributed for a period of up to five business days before the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

Under the registration rights agreement filed as an exhibit to the registration statement of which this prospectus is a part, we and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

VALIDITY OF THE SECURITIES

The validity of the notes and of the shares of common stock issuable upon the conversion thereof and certain other legal matters will be passed upon for us by Davis Polk & Wardwell, New York, New York.

EXPERTS

The consolidated balance sheet as of December 31, 2001 and the related consolidated statements of operations, cash flows and shareowners’ equity for each of the years ended December 31, 2001 and 2000 and related schedules incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. Reference is made to said report, which includes an explanatory paragraph with respect to the change in the methods of accounting for derivative instruments and hedging activities as discussed in Note 4 to the audited consolidated financial statements. Arthur Andersen LLP has ceased operations in the United States.

On March 6, 2002, Delta’s board of directors decided to retain Deloitte & Touche LLP as Delta’s independent public accountants and dismissed Arthur Andersen LLP, Delta’s former auditors. There were no disagreements with the former auditors on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure at the time of the change or with respect to Delta’s financial statements for fiscal years 2000 and 2001, which, if not resolved to the former auditor’s satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their report. Prior to retaining Deloitte & Touche LLP, Delta had not consulted with Deloitte & Touche LLP regarding accounting principles.

The consolidated balance sheet as of December 31, 2002 and the related consolidated statements of operations, cash flows and shareowners’ equity for the year ended December 31, 2002, incorporated by reference in this prospectus from Delta’s Annual Report on Form 10-K for the year ended December 31, 2002, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes explanatory paragraphs relating to (1) the Company’s change in its method of accounting for goodwill and other intangible assets to conform with Statement of Financial Accounting Standards No. 142 and (2) the application of procedures relating to certain revised disclosures in Notes 5, 9, 17 and 21 related to the 2001 and 2000 consolidated financial statements that were audited by other auditors who have ceased operations and for which Deloitte & Touche LLP have expressed no opinion or other form of assurance other than with respect to such disclosures), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim financial information for the periods ended March 31, 2003 and 2002, June 30, 2003 and 2002, and September 30, 2003 and 2002, which is incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in Delta’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003, and September 30, 2003 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses payable by the Registrant in connection with the sale of the securities being registered hereby. All amounts are estimates except the registration fee.

Amount to be Paid
Registration fee	$28,315
Printing	25,000
Legal fees and expenses (including Blue Sky fees)	75,000
Trustee fees and expenses	2,500
Accounting fees and expenses	30,000
Miscellaneous	500

TOTAL	$161,315

Item 15.    Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant’s Bylaws provides for indemnification by the Registrant of any of its officers or directors to the fullest extent permitted by the Delaware General Corporation Law against all expenses, liability and loss incurred in connection with any action, suit or proceeding in which any such person may be involved by reason of the fact that he or she is or was a director or officer. In addition, the board of directors, in its discretion, may indemnify any other person, other than a director or officer, by reason of the fact that such person is or was an employee or agent.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant’s Certificate of Incorporation provides for such limitation of liability.

The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

Item 16.    Exhibits and Financial Statement Schedules

(a)    The following exhibits are filed as part of this Registration Statement:

Exhibit No.		Document

4.1		Rights Agreement dated as of October 24, 1996, between Delta and First Chicago Trust Company of New York, as Rights Agent, as amended by Amendment No. 1 thereto dated as of July 22, 1999 (filed as Exhibit 1 to Delta’s Form 8-A/A Registration Statement dated November 4, 1996, and Exhibit 3 to Delta’s Amendment No. 1 to Form 8-A/A Registration Statement dated July 30, 1999)

4.2	*	Indenture dated as of June 2, 2003 between Delta and The Bank of New York Trust Company of Florida, NA, as Trustee, relating to $350 million principal amount of 8.00% Convertible Senior Notes due 2023

5.1	*	Opinion of Davis Polk & Wardwell

12.1		Statement regarding computation of ratio of earnings to fixed charges for each year in the five-year period ended December 31, 2002 (filed as Exhibit 12 to Delta’s Annual Report on Form 10-K for the year ended December 31, 2002)

12.2		Statement regarding computation of ratio of earnings to fixed charges for the nine months ended September 30, 2003 and 2002 (filed as Exhibit 12 to Delta’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003)

15.1		Letter from Deloitte & Touche LLP regarding unaudited interim financial information

23.1		Consent of Deloitte & Touche LLP

23.2	*	Consent of Davis Polk & Wardwell (included in Exhibit 5.1)

24.1	*	Powers of Attorney

25.1	*	Statement of Eligibility of Bank of New York Trust Company of Florida for Indenture under the Trust Indenture Act of 1939 on Form T-1

*Previously filed.

Item 17.    Undertakings

(a)    The undersigned Registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made of securities registered hereby, a post-effective amendment to this registration statement:

(i)    to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)    to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)    to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on January 8, 2004.

DELTA AIR LINES, INC.

By:	/s/ M. MICHELE BURNS

M. Michele Burns Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on the 8th day of January, 2004.

	Signature	Title

	* Gerald Grinstein	Chief Executive Officer and Director (Principal Executive Officer)

	* Leo F. Mullin	Chairman of the Board

	* Edward H. Budd	Director

	* George M. C. Fisher	Director

	* David R. Goode	Director

	* James M. Kilts	Director

	* John F. Smith, Jr.	Director

	* Joan E. Spero	Director

	Larry D. Thompson	Director

	* Andrew J. Young	Director

*By:	/s/ M. MICHELE BURNS	Attorney-in-Fact
M. Michele Burns

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